SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549
FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 000-52768

EDGE RESOURCES INC.
(Exact Name of Registrant as specified in its charter
and translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 200 Fording Place, 205 - 9th Ave SE, Calgary, Alberta, Canada, T2G0R3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, No Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
Common Shares, as of March 31, 2009                 24,643,012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☒  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☐

Item 8.		Financial Information	33
	A.	Consolidated Statements and Other Financial Information	33
	B.	Significant Changes	33
Item 9.		Listings	33
	A.	Offer and Listing Details	33
	B.	Plan of Distribution	35
	C.	Markets	35
	E.	Dilution	35
	F.	Expense of the Issue	35
Item 10.		Additional Information	35
	A.	Share Capital	36
	B.	Memorandum and Articles of Association	36
	C.	Material Contracts	37
	D.	Exchange Controls	37
	E.	Taxation	37
	F.	Dividend and Paying Agents	44
	G.	Statement by Experts	44
	H.	Documents on display	44
	I.	Subsidiary information	44
Item 11.		Quantitative and Qualitative Disclosures About Market Risk	44
Item 12.		Description of Securities Other Than Equity Securities	44
PART II			45
Item 13.		Defaults, Dividend Arrearages and Delinquencies	45
Item 14.		Material Modifications to the Rights of Security Holders and Use of Proceeds	45
Item 15.		Controls and Procedures	45
Item 15T.		Controls and Procedures	45
Item 16.		[Reserved]	45
Item 16A -		Audit Committee Financial Expert	45
Item 16B -		Code of Ethics	45
Item 16C -		Principal Accounting Fees and Services	45
Item 16D -		Exemptions From the Listing Standards for Audit Committees	45
Item 16E -		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	45
PART III			46
Item 17.		Financial Statements	46
Item 18.		Financial Statements	46
Item 19.		Exhibits	46
	MARCH 31, 2009		1
	INDEPENDENT AUDITORS’ REPORT		2
	LIABILITIES		3
	SHAREHOLDERS’ EQUITY		3
	NOTES TO THE FINANCIAL STATEMENTS		7

ii

INTRODUCTION

Edge Resources Inc. was incorporated under the British Columbia Company Act in British Columbia, Canada on September 30, 1968.  We are an exploration stage company engaged principally in the acquisition, exploration and when warranted, development, of oil and gas properties.  Our common shares are listed on the TSX Venture Exchange in Canada under the symbol “EDE.”  As used in this registration statement, the terms “we,” “us” and “our” mean Edge Resources Inc.

We have not obtained or applied for trademarks registrations.  Any trademarks and trade names appearing in this registration statement are owned by their respective holders.

Edge Resources Inc. is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934.  As a result, we are eligible to file this registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 Act on Form 20-F and to file interim reports on Form 6-K.

Our financial statements appearing in this registration statement are prepared in Canadian dollars and in accordance with generally accepted accounting principles in Canada, or Canadian GAAP, which vary in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP, as described in Note 13 to the financial statements.  All references in this registration statement to “dollars” or “$” are to Canadian dollars

Statements made in this registration statement concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms.  If we filed any of these documents as an exhibit to this registration statement or to any registration statement or registration statement that we previously filed, you may read the document itself for a complete description of its terms.

Except for the historical information contained in this registration statement, the statements contained in this registration statement are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information- Risk Factors.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management.

Brad Nichol – President and Chief Executive Officer
Hugh Loney – Vice President, Geology
Miles Johnson – Vice President, Operations and Construction
Scott Reeves – Director
Terence Kwan – Director
Christopher R. Cooper – Director
Darcy Spady – Director

B.	Advisors.

None.

C.	Auditors.

The Company’s current auditor is Deloitte & Touche LLP of 3000, 700-2nd Street SW, Calgary, Alberta, Canada T2P 0S7 and former auditors are Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, of 1500 – 1140 West Pender Street, Vancouver, BC, Canada V6E 4G1.  Both Auditors are members of the Institute of Chartered Accountants of British Columbia and are registered with the Canadian Public Accountability Board and with the United States Public Company Accounting Oversight Board.  Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants reported for the fiscal periods ended March 31, 2007, March 31, 2008 and March 31, 2009.

Item 2.	Offer Statistics and Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following selected financial data for and as of the five years ended March 31, 2009, are derived from our audited financial statements which have been prepared in accordance with Canadian GAAP.  The selected financial data as of March 31, 2009 and 2008 and for the years ended March 31, 2009, 2008 and 2007 have been derived from our audited financial statements and notes thereto included elsewhere in this registration statement.  The selected financial data as of March 31, 2007, 2006 and 2005 and for the years ended March 31, 2006 and 2005 have been derived from audited financial statements not included in this registration statement.  The selected financial data set forth below should be read in conjunction with and are qualified by reference to Item 5 “Operating and Financial Review and Prospects” and our financial statements and notes thereto included elsewhere in this registration statement.

Selected Financial Information

	Year Ended March 31,
	2009	2008	2007	2006	2005
	(Canadian dollars in thousands except per share amounts)
Canadian GAAP:
Revenue from operations	—	—	—	—	—
Gross profit (loss)	—	—	—	—	—
Expenses (general, administration, interest, amortization and write downs)	$1,019	$159	$268	$123	$84
Net income (loss) for continuing operations	(999)	(151)	(216)	(112)	(84)
Income (loss) from discontinued operations	—	—	—	—	—
Net income (loss) for the year after discontinued operations	(999)	(151)	(216)	(112)	(84)

Cash	95	664	176	80	25
Current assets	—	—	—	2	—
Total assets	132	698	209	142	25
Current liabilities	111	77	128	739	486
Long term liabilities	—	—	—	—	—
Working capital (deficiency)	(16)	587	48	(657)	(461)
Shareholders’ equity (deficiency)	21	621	80	(597)	(461)
Total capital expenditures (including mineral properties)	—	—	3	8	—
Expenditures on mineral properties	—	—	12	52	—
Financing raised	480	624	183	176	25

Market capitalization	8,625	11,650	*	*	*
Shares outstanding	24,643	16,643	12,163	3,662	3,662
Warrants and options	—	—	4,489	115	457
Net loss per share	$(0.05)	$(0.01)	$(0.03)	$(0.02)	$(0.03)

*Market capitalization figures are not available for the earlier years indicated.  Our common shares were suspended from trading for the period between October 1, 2003 and November 17, 2006.  During the period that trading was suspended, we consolidated our common shares on a 1:5 basis and the trading which resumed on November 17, 2006 was of consolidated shares.

Selected Financial Information

	Year Ended March 31,
	2009	2008	2007	2006	2005
	(Canadian dollars in thousands except per share amounts)
U.S. GAAP:
Revenue from operations	—	—	—	—	—
Gross profit (loss)	—	—	—	—	—
Expenses (general and administration, interest, amortization and write downs)	$1,019	159	216	164	84
Net income (loss) from continuing operations	(999)	(151)	(216)	(164)	(84)
Net income (loss) from discontinued operations	—	—	—	-	—
Net income (loss)	(999)	(151)	(216)	(164)	(84)
Total comprehensive loss	(999)	(151)	(216)	(164)	(84)

Cash	95	664	176	80	25
Current assets	—	—	—	2	—
Total assets	132	698	209	82	25
Current liabilities	111	77	128	739	486
Long term liabilities	—	—	—	—	—
Working capital (deficiency)	(16)	587	47	(687)	(461)
Shareholders’ equity (deficiency)	21	621	80	(657)	(461)
Total capital expenditures (including mineral properties)	—	—	3	8	—
Expenditures on mineral properties	—	—	12	52	—
Financing raised	480	624	183	176	—

Market capitalization	8,625	11,650	797	*	*
Shares outstanding	24,643	16,643	11,982	3,662	3,662
Warrants and options	—	—	4,160	115	115
Basic and diluted net loss per share	(0.05)	(0.01)	(0.03)	(0.04)	(0.02)

*Market capitalization figures are not available for the earlier years indicated.  Our common shares were suspended from trading for the period between October 1, 2003 and November 17, 2006.  During the period that trading was suspended, we consolidated our common shares on a 1:5 basis and the trading which resumed on November 17, 2006 was of consolidated shares.

Exchange Rate Information

The following tables set forth, for each of the periods and dates indicated, the exchange rate of the United States dollar into Canadian dollars at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year, as supplied by the Bank of Canada.

	Year Ended March 31
Exchange Rate	2009	2008	2007	2006	2005
Rate at the End of the Period	1.1274	1.0024	1.1687	1.1572	1.2157
Average Rate	1.2613	1.0324	1.1387	1.1933	1.2782
High Rate	1.2645	1.1371	1.1789	1.2590	1.3829
Low Rate	0.9994	0.9616	1.1055	1.1461	1.1924

	April 2009	May 2009	June 2009	July 2009	Aug 2009	Sept 2009
Closing	1.2246	1.1429	1.1271	1.2222	1.0882	1.0818
Average	1.2240	1.1509	1.1265	1.0775	1.0950	1.0707
High	1.2323	1.1576	1.1325	1.172	1.1121	1.1103
Low	1.2192	1.1448	1.1188	1.0763	1.0670	1.0591

The exchange rate of the Canadian dollar against the U.S. dollar on October 14, 2009 was US$1.00 = CAD1.10259.

B.	Capitalization and Indebtedness

The Company did not undertake any debt financing during the period covered by this document. The Company has no debt.

The Company has an unlimited number of shares authorized.  The number of common shares issued and outstanding as of October 14, 2009 is 38,825,924.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our common shares involves a high degree of risk and uncertainty.  You should carefully consider the risks and uncertainties described below before investing in our common shares.  If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed.  In that case, the value of our common shares could decline, and you could lose all or part of your investment.

The oil and gas industry is a highly diverse and competitive international business.  Competition could adversely affect our ability to acquire suitable producing properties or prospects for exploration in the future.

The oil and gas industry is a highly diverse and competitive international business, and we compete with many companies possessing financial resources and technical facilities many times greater than ours.  Oil and  gas by its nature, is a competitive business with the search for fresh ground with good exploration potential and the raising of the requisite capital to move projects forward to production.  The selection of geographic areas of interest are only limited by the degree of risk a company is willing to accept by the acquisition of properties in emerging or developed markets and/or prospecting in explored or virgin territory.  Globally the oil and gas industry is prone to cyclical variations in the price of the commodities produced by it, as dictated by supply and demand factors, speculative factors and industry-controlled marketing cartels.  Competition could adversely affect our ability to acquire suitable producing properties or prospects for exploration in the future.

Exploration, development and production activities are subject to political, economic, operating hazards and other risks.

Exploration, development and production activities are potentially subject to political, economic, operating hazards and other risks, including:

•	cancellation or renegotiation of contracts;

•	changes in local and foreign laws and regulations;

•	changes in tax laws;

•	delays or refusal in granting prospecting permissions, oil and gas authorizations and work permits for foreign management staff;

•	environmental controls and permitting;

•	expropriation or nationalization of property or assets;

•	foreign exchange controls;

•	government mandated social expenditures;

•	import and export regulation, including restrictions on the sale of their production in foreign currencies;

•	industrial relations and the associated stability thereof;

•	inflation of cost that is not compensated for by a currency devaluation;

•	requirement that a foreign subsidiary or operating unit have a domestic joint venture partner, possibly which the foreign company must subsidize;

•
restrictions on the ability of local operating companies to sell their production for foreign currencies, and on the ability of such companies to hold these foreign currencies in offshore and/or local bank accounts;

•	restrictions on the ability of a foreign company to have management control of exploration and/or development of oil and gas operations;

•	restrictions on the remittance of dividend and interest payments offshore;

•	retroactive tax or royalty claims;

•	risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism;

•
Environmental hazards, industrial accidents, unusual or unexpected geological formations and losses due to theft, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the conduct of exploration programs;

•	royalties and tax increases or claims by governmental entities;

•	unreliable local infrastructure and services such as power, communications and transport links; and

•	other risks arising out of foreign sovereignty over the areas in which operations are conducted.

Such risks could potentially arise in any country in which we may operate.  Consequently, our exploration, development and production activities may be substantially affected by factors beyond our control, any of which could materially adversely affect our financial position or results of operations.  Furthermore, in the event of a dispute arising from such activities, we may be subject to exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

Risks Relating to the Early Stage of Development of the Company

An investment in the Company is subject to certain risks related to the nature of the Company’s intended business in the acquisition, exploitation, development and production of oil and natural gas.  The Company has no history of operations in the industry generally and there can be no assurance that the Company’s business will be successful or profitable.  The Company currently has no developed oil or gas reserves or production.

Oil and Gas Industry Risks

An investment in oil and gas companies involves a significant degree of risk.  The degree of risk increases substantially where the Company’s properties are in the exploration as opposed to the development stage, as is the case with the Company.  The Company has no oil or gas production from any of the Company’s properties.

Exploration and development of oil and gas reserves is a speculative venture necessarily involving a high degree of risk.  The marketability of oil and gas which may be acquired or discovered by the Company will be affected by numerous factors beyond control of the Company.

Exploration and development of oil and gas properties is subject to a number of factors including market fluctuations, the proximity and capacity of oil and gas markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of oil and gas and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Locating oil and gas reserves depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved.  Even a combination of experience, knowledge and careful evaluation may not be able to overcome the risks involved in exploration.  The Company may not be able to locate sufficient reserves for successful commercial exploitation.

The oil and gas industry is subject to extensive legislation and regulation governing its operations including land tenure, exploration, development, production, transportation, marketing, environmental protection, exports, taxes, labor standards and health and safety standards imposed by legislation enacted by various levels of government.  In addition, the construction and operation of wells typically entails compliance with applicable environmental legislation and review processes and the obtaining of land use and other permits, licenses and similar authorizations from various governmental agencies.

Restrictions and prohibitions are imposed on the release or emission of various substances produced in association with certain oil and gas industry operations.  Oil and gas legislation and regulation requires that well sites be abandoned and reclaimed to the satisfaction of governmental authorities.  Compliance with such legislation can require significant expenditures and a breach of such requirement may result in the imposition of material fines and penalties.

Should a property be developed into a producing property, the operations will be subject to the risks normally encountered in this business.  There can be no assurance that recoverable reserves can be marketed profitably or in such a manner as to provide an adequate return on invested capital.  The commercial viability, marketability and price of hydrocarbons which may be acquired or discovered by the Company will be affected by numerous factors including the particular attributes of the reserve body, proximity to infrastructure, changing production costs, supply and demand, the rate of inflation, international inventory levels, the political environment and changes in international investment patterns.

Volatility of Crude Oil and Natural Gas Prices

Prices received for crude oil and natural gas are commodities that are sensitive to numerous worldwide factors, many of which are beyond the Company’s control, and are generally sold at contract or posted prices.

Changes in world crude oil and natural gas prices may significantly affect results of operations and cash generated from operating activities.  Consequently, such prices may also affect the value of the Company’s oil and gas properties and the level of spending for oil and natural gas exploration and development.  Any material declines in prices could result in a reduction of the Company’s net production revenue.  The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of the Company’s reserves.  The Company might also elect not to produce from certain wells at lower prices.  All of these factors could result in a material decrease in the Company’s net production revenue.  All of the Company’s expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses from inflation.

Uncertainty of Reserve and Resource Estimates

There are numerous uncertainties inherent in estimating quantities of oil and natural gas reserves and resources including many factors beyond the Company’s control.  The reserve and resource data included in this Prospectus represent estimates only.  In general, estimates of economically recoverable oil and natural gas reserves and resources and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as expected reservoir characteristics based on geological, geophysical and engineering assessments, future production rates based on historical performance and expected future operating and investment activities, future oil and natural gas prices and quality differentials, assumed effects of regulation by governmental agencies and future development and operating costs, all of which may vary considerably from actual results.  All such estimates are to some degree speculative, and classifications of reserves and resources are only attempts to define the degree of speculation involved.  For those reasons, estimates of the economically recoverable oil and natural gas reserves and resources attributable to any particular group of properties, classification of such reserves and resources based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially.  The actual production, revenues, taxes and development and operating expenditures with respect to the Company’s reserves and resources will vary from such estimates, and such variances could be material.

Need to Replace Reserves

The Company’s future crude oil and natural gas reserves and production, if any, and therefore the operating cash flows and results of operations, are highly dependent upon the Company’s success in exploiting the current reserve base and acquiring or discovering additional reserves.  Without reserve additions through exploration, acquisition or development activities, the Company’s reserves and production will decline over time as reserves are produced.  The business of exploring for, developing or acquiring reserves is capital intensive.  To the extent cash flows from operations are insufficient and external sources of capital become limited or unavailable, the ability to make the necessary capital investments to maintain and expand the Company’s oil and natural gas reserves will be impaired.

Operating Hazards and Other Uncertainties

Acquiring, developing and exploring for oil and natural gas involves many risks.  These risks include encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions and environmental risks.  Although the Company intends to maintain insurance in accordance with customary industry practice, the Company cannot fully insure against all of these risks.  Losses resulting from the occurrence of these risks could have a material adverse impact on the Company.

Project Delays and Over-Runs

Project delays may delay expected revenues from operations.  Significant project cost over-runs could make a project uneconomic.  The Company’s ability to execute projects and market oil and natural gas depends upon numerous factors beyond the Company’s control, including the availability of drilling and related equipment; the availability and proximity of pipeline capacity; the availability of processing capacity; the availability and productivity of skilled labor; the effects of inclement weather; unexpected cost increases; currency fluctuations; the supply of and demand for oil and natural gas; the availability of alternative fuel sources; accidental events; and regulation of the oil and natural gas industry by various levels of government and governmental agencies.  Because of these factors, the Company could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it hopes to produce.

Availability of Drilling Equipment and Access Restrictions

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted.  Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration and development activities.

Illiquid Market

The Company cannot predict at what prices the its common shares will trade for in the future and there can be no assurance that an active trading market in the common shares will develop or be sustained.  Therefore, there may be a significant liquidity risk associated with an investment in the common shares.

Investment Risk

Investors should be aware that the market price of the Corporation’s common shares may be volatile and may go down as well as up and investors may therefore be unable to recover their original investment.  This volatility could be attributable to various facts and events, including any regulatory or economic changes affecting the Company’s operations, variations in the Company’s operating results, the market price of oil and gas, developments in the Company’s business or its competitors, or changes in market sentiment towards the common shares.  In addition, the Company’s operating results and prospects from time to time may be below the expectations of market analysts and investors.  At the same time, market conditions may affect the Company’s common shares regardless of the Company’s operating performance or the overall performance of the oil and gas exploration and production sector.  Share market conditions are affected by many factors such as general economic outlook, movements in or outlook on interest rates and inflation rates, currency fluctuations, commodity prices, changes in investor sentiment towards particular market sectors and the demand and supply for capital.  Accordingly, the market price of the common shares of the Company may not reflect the underlying value of the Company’s net assets, and the price at which investors may dispose of their common shares at any point in time may be influenced by a number of factors, only some of which may pertain to the Company while others of which may be outside the Company’s control.

Requirement for Future Financing and Financing Risk

Additional funds will likely be required to continue and maintain the Company’s operations, including exploration and development activities on an ongoing basis.  The development of the Company’s properties and the acquisition of additional properties will depend upon the Company’s ability to obtain financing through the joint venture of projects, equity financing, debt financing or other means.  Such financing may not be available on favorable terms or at all.

Any additional equity financing may be dilutive to existing shareholders and debt financing, if available, may involve restrictions on financing operating activities.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities, and reduce or terminate its operations.

From time to time, the Company may enter into transactions to acquire assets or the shares of other companies.  These transactions may be financed partially or wholly with debt, which may increase the Company’s debt levels above industry standards.  Neither the Company’s articles nor its by-laws limit the amount of indebtedness that the Company may incur.  The level of the Company’s indebtedness from time to time could impair the Company’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Management Risks

The success of the Company will depend on management and its key personnel.  Loss of such management or personnel could adversely affect the Company’s business operations and prospects.  The Company does not maintain “key-man” insurance with respect to any of its directors, officers or key employees as at the date hereof.

Certain of the directors and officers of the Company are also directors and officers of other companies involved in oil and natural gas exploitation, development, production and acquisition, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies and situations may arise where directors or officers of the Company will be in direct competition with the Company.  Conflicts, if any, in respect of the Company and its directors and officers must be disclosed in accordance with and will be subject to the procedures and remedies under the Business Corporations Act (British Columbia), as applicable.

Common Share Price Volatility

The market price of the Corporation’s common shares could be subject to wide fluctuations in response to the Company’s results of operations, changes in earnings estimates by analysts, changing conditions in the oil and gas industry, or changes in general market, economic or political conditions.

Foreign Currency Rate Risk

Little to none of the Company’s activities are transacted in or referenced to United States dollars.  The Company’s operating costs, and certain of the Company’s payments in order to maintain property interests are to be in the local currency of the jurisdiction where the applicable property is located.

As a result, fluctuations in the US dollar against the Canadian dollar, could result in unanticipated fluctuations in the Company’s financial results which are denominated in Canadian dollars.  The Company does not manage its exposure to fluctuations in the United States dollar to Canadian dollar exchange rates.

Interest Rate Cash Flow Risk

In the case that the Company would assume any long term debt, management of the Company would anticipate the use of floating rate debt to finance its operations.  The floating rate debt obligations expose the Company to changes in interest payments due to fluctuations in interest rates.  The Company does not currently manage its exposure to interest rate cash flow risk.

Governmental Regulation

The petroleum industry is subject to regulation and intervention by governments in such matters as the awarding of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and possibly expropriation or cancellation of contract rights.  As well, governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas.  Such regulations may be changed from time to time in response to economic or political conditions.  The implementation of new regulations or the modification of existing regulations affecting the oil and gas industry could reduce demand for natural gas and crude oil, increase costs and may have a material adverse impact on the Company.  Export sales are subject to the authorization of provincial and federal government agencies and the corresponding governmental policies of foreign countries.

Environmental Regulations

The Company’s operations are subject to stringent environmental laws and regulations.  These laws and regulations generally require the Company to limit, remove or remedy the effect of the Company’s activities on the environment at present and former operating sites, including limiting emissions to the environment, dismantling production facilities and remediating damage caused by the disposal or release of specified substances.  Management operates in a manner intended to ensure that the Company’s projects meet appropriate environmental standards.

Management of the Company believes that its operations will comply in all material respects with applicable environmental regulations.  However, there can be no assurance that application of existing environmental laws and regulations will not have a material adverse effect on the Company’s future financial conditions or results of operations.

It is expected that other changes in environmental legislation may also require, among other things, reductions in emissions to the air from the Company’s operations and could result in increased capital expenditures.  Although the Company does not expect that future changes in environmental legislation will result in materially increased costs, such changes could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on the Company’s financial condition or results of operations.

Insurance Risks

The Company’s operations are subject to the risks normally associated with the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts and fires, all of which could result in personal injuries, loss of life and damage to the property of the Company and others.  In accordance with customary industry practice, the Company is not fully insured against all of these risks, nor are all such risks insurable.  The Company intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blow-outs, pollution and other business interruptions.

The Company may become subject to liability for accidents or damages arising from pollution or other hazards against which it cannot insure, or against which it may elect not to insure because of high premium costs or other reasons.  Payment of such liabilities could reduce funds available for operations of the Company or could result in the loss of its properties.

Title to Oil and Gas and Interests

Title to oil and natural gas interests is often not susceptible to determination without incurring substantial expenses.  In accordance with industry practice, the Company conducts such title reviews in connection with its principal properties as it believes are commensurate with the value of such properties.  The actual interest of the Company in certain properties may vary from the Company’s records.

The Company’s properties will be generally held in the form of licenses, concessions, permits and regulatory consents (in this section, “Authorizations”).  The Company’s activities are dependent upon the grant and maintenance of appropriate Authorizations, which may not be granted; may be made subject to limitations which, if not met, will result in the termination or withdrawal of the Authorization; or may be otherwise withdrawn.  There can be no assurance that any of the obligations required to maintain each Authorization will be met.  Although the Company believes that the Authorizations will be renewed following expiry or granted (as the case may be), there can be no assurance that such Authorizations will be renewed or granted or as to the terms of such renewals or grants.  The termination or expiration of the Company’s Authorizations may have a material adverse effect on the Company’s results of operations and business.

In addition, the areas covered by the Authorizations are or may be subject to agreements with the proprietors of the land.  If such agreements are terminated, found void or otherwise challenged, the Company may suffer significant damage through the loss of opportunity to identify and extract oil or gas.

Marketability of Crude Oil and Natural Gas

The marketability and price of oil and natural gas which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  The Company will be affected by the differential between the price paid by refiners for light quality oil and the medium grades of oil which may be produced by the Company.  The ability of the Company to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets.  The Company is also subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to the proximity of its reserves to pipeline and processing facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Local Operations Risks

All of the Company’s exploration activities will be located in Alberta.  As a result, the Company is subject to political, economic and other uncertainties, including but not limited to, changes in energy policies or the personnel administering them, nationalization, cancellation or modification of contract rights, restrictions, royalty and tax increases, and other risks over the areas in which the Company’s operations are conducted.  Changes in legislation may affect the Company’s oil and natural gas exploration and production activities.

The loss of personnel could affect our ability to design and market our products.

Our success depends on the continued contributions of our directors and executive officers and on our ability to attract new personnel whenever we seek to implement our business strategy.  We may not be able to locate and hire the skilled personnel that we may require.

We have never paid cash dividends and have no intention to pay dividends in the foreseeable future.

We have never paid cash dividends on our shares and do not anticipate paying any cash dividends in the foreseeable future.

The volume of trading of our shares has been limited and volatile in the past and is likely to continue to be so in the future

The volume of trading of our common shares on the NEX board of the TSX Venture Exchange in Canada has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in our shares and making it difficult for investors to readily sell their shares in the open market.  Without a liquid market for our shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Our share price has been highly volatile and may continue to be volatile and decline.

The trading price of our shares has fluctuated in the past and may continue to do so in the future as a result of a number of factors.  In addition, market prices for oil and gas company securities, by their nature, are volatile and have experienced wide fluctuations.  Factors such as rapidly changing commodity prices, political unrest globally and in countries where we operate, speculative interest in oil and gas stocks are but a few factors affecting the volatility of the share price.  Substantially all of our past financings have been conducted through the sale of our common shares and we intend to seek financing in the future through a private placement of our common shares.  Market price fluctuations would have a significant impact on our ability to complete equity financings in the future.

It may be difficult to enforce a U.S. judgment against us or our officers and directors, to assert U.S. securities laws claims in Canada or serve process on substantially all of our officers and directors.

We are incorporated under the laws of the Province of British Columbia, Canada.  Consequently, it will be difficult for U.S. investors to effect service of process in the United States upon our directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Securities Exchange Act of 1934, as amended.  All of our directors and officers are residents of Canada and our assets may be located outside of the United States.  A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or our company predicated solely upon such civil liabilities.

Item 4.	Information on the Company

A.             History and Development of the Company

We were incorporated on September 13, 1968 pursuant to the British Columbia Company Act under the name Tanzilla Explorations Ltd. (N.P.L.).  We changed our name to Regis Development Corporation on June 28, 1974, to Manus Industries Inc. on January 10, 1992, to Consolidated Manus Industries Inc. on November 10, 1992, to Westmount Resources Ltd. On February 8, 1996, to Mt. Tom Minerals Corp. on May 20, 1998, to Global Net Entertainment Corp. on October 21, 1999. At a meeting of the shareholders held on September 1, 2005, the Corporation’s shareholders approved a change of the Corporation’s name from “Global Net Entertainment Corp.” to “Guildhall Minerals Ltd.” (effective February 21, 2006) to reflect the change in the Corporation’s primary business focus.  The shareholders also approved a consolidation of its share capital on a one-for-five basis.  The share consolidation received regulatory approval and took effect on November 17, 2006. The common shares of the Corporation were also reinstated for trading on the NEX.  At a meeting of the shareholders held on July 20, 2009, the Corporation’s shareholders approved a change of the Corporation’s name from “Guildhall Minerals Ltd.” To “Edge Resources Inc.” to reflect the change in the Corporation’s primary business focus.

On April 15, 2009, the Corporation entered into the Asset Purchase Agreement to purchase certain petroleum and natural gas assets, tangibles and miscellaneous interest situated in the Willesden Green area of west-central Alberta from Poplar Point Energy Inc.  In doing so, the Company became an oil and gas exploration company, the primary asset of which will be its rights and interests in the petroleum and natural gas assets of the Willesden Green Property. By executing this transaction, the Company was able to qualify its property and become a Tier 2 issuer listed on the TSX.

We are a limited liability company under the British Columbia Company Act and operate under that Act and associated legislation.  Our principal executive offices are at Suite 200 Fording Place, 205 – 9th Ave SE, Calgary, Alberta, Canada, T2G 0R3, (403) 532 2411. Our common shares are listed for trading on TSX Venture Exchange in Canada under the symbol “EDE.”

B.           Business Overview

We are exploration stage company engaged principally in the acquisition, exploration and when warranted, development, of oil and gas Properties.  From our incorporation in 1968 until the end of 2004, we engaged in various business activities and mineral exploration activities, all of which were abandoned and terminated as being not successful or offering a potential for profit.  Since the beginning of 2005, we have negotiated and signed option agreements for two British Columbia, Canada mineral properties, both of which we have since terminated. We are presently engaged in the acquisition and development of oil and gas properties.  Our principal business will be to identify and evaluate opportunities for the acquisition of interests in oil and gas properties and to undertake exploration and/or development programs on such properties if acquired or to joint venture or option such properties to third parties, with a view to discovering oil and natural gas.

Options to Acquire Interests

Stellar Property

On March 8, 2005, we entered into an option agreement pursuant to which we had the right to acquire a 100% ownership in a block of mineral claims in British Columbia until September 1, 2010.  We paid an initial $17,500 and subsequently conducted a limited exploration program.  However, the results of the exploration did not justify further work on the property.  Therefore, on July 16, 2007, we provided a 30-day prior notice of termination of the option agreement and return of title to the claims to the owner, in accordance with the terms of the option agreement.

Bridge Property

On February 20, 2007, we entered into an option agreement with the Nicoya Explorations Ltd. (“Nicoya”), pursuant to which we had the right to acquire a 100% ownership interest in the “Bridge” mineral claim if exploration commenced before February 15, 2008.  The Bridge property is located near the village of Gold Bridge, approximately 150 kilometers (95 miles) northwest of Vancouver, British Columbia, Canada.  The Bridge property consists of a single mineral claim covering 450 hectares (approximately 1,111.5 acres) and is located in an area which has a history of gold mineralization and some gold production.  Under the option agreement we agreed to the following terms:

•	To pay Nicoya $2,500 upon the execution of the agreement.

•
To issue to Nicoya 400,000 shares, in four equal instalment of 100,000 shares each, as follows: 100,000 shares upon the acceptance of the option agreement by the TSX Venture Exchange (which shares were issued in March 2007); 100,000 shares on or before February 15, 2008; 100,000 shares on or before February 15, 2009; and 100,000 shares on or before February 15, 2010.

•
To expend not less than an aggregate of $450,000 in connection with the exploration work relating to the claim: $50,000 on or before February 15, 2008; an aggregate of at least $150,000 on or before February 15, 2009; and an aggregate of at least $250,000 on or before February 10, 2010.

•
Upon the completion of the foregoing payments, share allotments and exploration work, we would be deemed to have exercised the option and would become the owner of the claim, subject to net smelter return royalties.

•	To issue to Nicoya 200,000 shares within 60 days after our receipt of a positive feasibility study.

•
If we exercise the option, Nicoya would be entitled to net smelter return royalties of 2.5%, for so long as the claim is operated as a mine or as a facility for which products are extracted, calculated in a manner set forth in the agreement.  We would also have the right to purchase, for a period of 36 months following the date of commencement of production, up to 1.5% of the net smelter return royalties from the owner at a purchase price of $500,000 for each 0.5% of net smelter return royalties purchased.

Until we exercise our option, we are entitled to terminate the agreement upon 30 days prior notice.

Under an extension agreement entered into on March 20, 2008 between us and Nicoya, Nicoya agreed to extend all of the deadline dates included in the original option agreement by one year in consideration of $1,000 paid by us to Nicoya.

On March 20, 2009 the Company decided not to pursue further interest in the claim and have allowed the option to lapse and the claim expire.

British American Natural Gas Corporation

On May 1, 2008, we entered into a letter of intent with British American Natural Gas Corporation (“BANG”), an oil and gas exploration company, incorporated in Nevada and headquartered in Houston, Texas.  BANG’s assets include oil and gas concessions aggregating approximately 11,400,000 acres onshore and offshore Mozambique.  Three concessions are now subject to farm-out agreements, pursuant to which another U.S. oil company will drill exploration wells on such concessions and will pay 100% of the exploration costs (estimated at $90 million) for a 60% interest in the concessions.  BANG has informed us that the drilling of a well on the Inhaminga Concession commenced on July 4, 2008.

Under the letter of intent, we have agreed to acquire BANG in a share purchase transaction, subject to and upon the following principal terms:

•	In consideration for all of the issued and outstanding BANG shares, we would issue to the BANG shareholders an aggregate 57,209,710 of our common shares, post a 2:3 share split.

•
Outstanding warrants to purchase BANG shares would be cancelled and in exchange we would issue to the holders warrants to purchase an aggregate 7,634,930 of our common shares, post a 2:3 share split, exercisable at $0.75 per share until December 31, 2010.

•
An outstanding option to purchase BANG shares would be cancelled and in exchange we would grant the option holder an option to acquire 4,500,000 of our common shares, post a 2:3 share split, exercisable at $0.75 per share until December 31, 2010.  The option would be 50% vested upon the date of grant and the remainder would vest in two equal instalments of 25% each on each of January 1, 2009 and January 1, 2010.

•
We agreed to initiate an application to have our common shares listed on the Toronto Stock Exchange, or the TSE, and if we did not meet the listing requirements of the TSE, we agreed to initiate an application to transfer our common shares from the NEX board of the TSX Venture Exchange, or the TSX, to the TSX as a Tier 1 or Tier 2 Oil and Gas Issuer.

•	Upon and following the closing of the transaction, the principal shareholders of BANG would be entitled to appoint four directors to our board of directors.

•	Following the acquisition we would change our company name to British American Natural Gas Corporation.

•
We would use our best efforts to engage brokers to secure purchasers for a private placement of our common shares at a price of not less than $0.75 per share, for gross proceeds of at least $20 million and not more than $30 million, which financing must close prior to the BANG acquisition.  The brokers would be entitled to 8% of the gross proceeds and warrants exercisable for a number of common shares equal to 10% of the common shares issued in the financing at $0.75 per share.

•
If the closing of the acquisition does not occur on or prior to June 16, 2008, we are required to secure and advance to BANG the funds required by BANG to meet certain interim funding requirements for the Mozambique concession up to $2,000,000.  Should we be unable to make such advance, the proposed BANG acquisition transaction will be deemed terminated with no further liability to the parties.

•
The terms of the transaction are subject to shareholder approval, including approval of the share split, which will be obtained at a general meeting of shareholders to be held on or before October 15, 2008.

On July 16, 2008 the Company loaned $504,520 (US$400,000) by way of a promissory note to BANG.  The loan together with interest at a rate of 5% per annum, is due on July 16, 2010.  The funds were provided to BANG to enable it to meet its interim funding requirements with respect to its share of the work program on the Mozambique concessions as provided for in the Letter of Intent dated May 1, 2008.

Due to the weak world market and credit conditions, on December 23, 2008 all parties mutually agreed not to proceed with the proposed transactions.  The proposed $30,000,000 financing through Haywood Securities Ltd., as agent, was also cancelled.

With the termination of these transactions, the company charged all the due diligence and pre-acquisition costs aggregating $268,279 to operations.  As of March 31, 2009, the $400,000 USD that was advanced to BANG had not been repaid.

We believe that the recovery of the promissory note and accrued interest may be in question.  The asset has been impaired and written down to a nominal value of $1.  This has resulted in a charge to operations of $522,350.   Management is actively pursuing the collection of this note receivable and the accrued interest owed.

First West Petroleum Inc.

On May 20, 2008, we entered into a non-binding letter of intent with First West Petroleum Inc. (“First West”), under which we agreed to acquire First West in a share purchase transaction.  First West is a private Alberta company which owns crude oil, natural gas and natural gas liquids and associated equipment.  First West’s production is all located in the Province of Alberta, Canada.

Under the letter of intent, we agreed to offer the shareholders of First West to purchase 100% of the issued and outstanding shares of First West, subject to certain terms and conditions, including:

The consummation by us of an equity financing of at least $30 million.

•
We loan to First West, upon or immediately following the acquisition closing, $5 million for First West to carry on its business of managing its assets, which loan would be funded upon the closing of the $30 million equity financing described above.

•	We loan to First West, within ten days of the date of the letter of intent, $250,000. Such loan would be forgiven if the acquisition is not consummated.

•	First West securing, within 30 days of the date of the letter of intent, an additional $250,000 in loan financing;

•
The assumption and payment by us, concurrently with or immediately after the closing, of the debts of First West, which debts shall not materially exceed $5.75 million, including any funds loaned to First West by us.  The payments of debts will be funded by the closing of the $30 million equity financing described above.

•	We pay First West’s costs, including legal costs, of negotiating and carrying out the transactions contemplated in the letter of intent.

•
We agreed to initiate an application to have our common shares listed on the TSE and if we do not meet the listing requirements of the TSE, we agreed to initiate an application to transfer our common shares from the NEX board of the TSX to the TSX as a Tier 1 or Tier 2 Oil and Gas Issuer.

•	We obtain shareholder approval for the transaction, including for a 2:3 split of our common shares.

•	Concurrently with the closing of the acquisition, we appoint to our board of directors two persons designated by First West.

•
We issue to the holders of outstanding warrants to purchase shares of First West warrants to purchase an aggregate 3,894,053 of our common shares post a 2:3 share split.  Of such warrants, warrants to purchase 1,192,866 of our common shares will be exercisable at $1.35 per share until September 19, 2008; warrants to purchase 651,187 of our common shares will be exercisable at $0.85 per share until September 19, 2008; and warrants to purchase 2,050,000 of our common shares will be exercisable at $0.75 per share until the date which is two years from the acquisition closing.

•	We issue to the holders of all of the issued and outstanding shares of First West, an aggregate 24,500,000 of our common shares, post a 2:3 share split.

•	We provide First West a loan of $100,000 by June 20, 2008. If the Closing does not occur, the loan funds will not be repayable for a period of six months from the date of the loan.

•	Immediately following the acquisition closing, we issue 1,500,000 of our common shares, post 2:3 share split, to a finder as a finder’s fee in connection with the transaction.

The letter of intent does not constitute a binding agreement and is dependent upon the holders of 100% of the issued and outstanding shares of First West agreeing to transfer their shares to us on the terms and subject to the conditions described above.  The two principal shareholders of First West are Pacific Shelf Investments Ltd. (which is owned by Chris Wright) and Sam Davaraj.

Due to the weak world market and credit conditions, on December 23, 2008 all parties mutually agreed not to proceed with the proposed transactions.  The proposed $30,000,000 financing through Haywood Securities Ltd., as agent, was also cancelled.

Willesden Green Property

On March 19, 2009 the Company signed an Assignment Agreement with Quarry Bay Capital LLC (“Quarry Bay”) to which we acquired all of Quarry Bay’s rights and obligations pursuant to a Letter Agreement (the “Letter”) signed between Poplar Point Energy Inc. (“Poplar”) and Quarry Bay for $25,000.  Under the terms of the Letter, the Company shall pay a total cash consideration of One Million Five Hundred Thousand dollars (CDN $1,500,000) for the certain petroleum and natural gas assets, tangibles and miscellaneous interest situated in the Willesden Green area of west-central Alberta from Poplar. This is an arm’s length transaction to the Company.  The petroleum and natural gas assets will consist of 50% in two sections and 100% in five sections, all of which contains drilled, cased and completed gas wells.  Additionally, the Company is required to drill and complete two gross shallow gas wells prior to July 31, 2009, to earn post pooled minority interests of 4.84375% and 7.23125% respectively, in two gross sections of land in the same area.  The Company completed this acquisition on May 28th, 2009 and the Company drilled and completed the two wells on July 23, 2009.

Pursuant to the Asset Purchase Agreement, on April 15, 2009, the Company signed an Agreement Of Purchase and Sale with Poplar to acquire petroleum and natural gas assets consisting of 50% in two sections and 100% in five sections, all of which contains drilled, cased and completed gas wells.  Additionally, the Company is required to drill and complete two gross shallow gas wells prior to July 31, 2009, to earn post pooled minority interests of 4.84375% and 7.23125% respectively, in two gross sections of land in the same area. The total consideration payable by the Company to Poplar is $1,500,000 cash.  In addition the Company agreed to pay a finder’s fee of $107,500 to Corporate House Equity Ltd., an arm’s length party.

On May 28, 2009 the TSX Venture Exchange accepted for filing the agreement to purchase these assets. See Item 4D “Information on the Company – Property, Plants and Equipment” for information regarding the properties we will acquire if the First West acquisition is consummated.

Private Placement

On December 31, 2008 the Company announced a private placement of up to 8,000,000 common shares in the capital stock of the Company at a price of $0.05 per share, for proceeds of $400,000.  This private placement was accepted by the TSX Venture Exchange for filing on January 16, 2009.  Proceeds from this private placement and the aforementioned loan were used to retire debt incurred during the acquisition process of BANG and First West and for general working capital purposes.

Concurrent with the closing of the acquisition of the Willesden Green area petroleum interests from Poplar Point Energy Inc., the Company completed a private placement of 12,183,000 common shares at $0.25 per share for gross proceeds of $3,045,750.  The proceeds were used to pay cash commissions aggregating $165,602 to certain finders for the introduction of the subscribers, the acquisition costs of the petroleum interests of $1,500,000 and for general working capital purposes.

The Company intends to raise equity funding on an on going basis for the purpose of financing general working capital and exploration programs.

The Company received $80,000 by way of a loan payable on demand, unsecured and non-interest bearing from a third party.  The Company has made no other debt financing arrangements during this fiscal year.

C.           Organizational Structure

We are not a member of any group of companies.  We do not presently have any subsidiaries, however, if we identify in the future any company to acquire, we may form or acquire one or more subsidiaries for such acquisition.

D.           Property, Plants and Equipment

Our activities are focused on the exploration of oil and gas properties. As of the date of this registration statement, we do not own plants or equipment.

Willesden Green Property

On March 19, 2009 the Company signed an Assignment Agreement with Quarry Bay to which we acquired all of Quarry Bay’s rights and obligations pursuant to a Letter Agreement (the “Letter”) signed between Poplar and Quarry Bay for $25,000.  Under the terms of the Letter, the company shall pay a total cash consideration of One Million Five Hundred Thousand dollars (CDN $1,500,000) for the certain petroleum and natural gas assets, tangibles and miscellaneous interest situated in the Willesden Green area of west-central Alberta from Poplar Point Energy Inc.  The petroleum and natural gas assets will consist of 50% in two sections and 100% in five sections, all of which contains drilled, cased and completed gas wells.  Additionally, the Company is required to drill and complete two gross shallow gas wells prior to July 31, 2009, to earn post pooled minority interests of 4.84375% and 7.23125% respectively, in two gross sections of land in the same area.  The Company drilled such two wells on July 23, 2009.

Pursuant to the Asset Purchase Agreement, on April 15th, 2009 the Company signed an Agreement Of Purchase and Sale with Poplar to acquire petroleum and natural gas assets consisting of 50% in two sections and 100% in five sections, all of which contains drilled, cased and completed gas wells.  Additionally, the Company is required to drill and complete two gross shallow gas wells prior to July 31, 2009, to earn post pooled minority interests of 4.84375% and 7.23125% respectively, in two gross sections of land in the same area. The total consideration payable by the Company to Poplar is $1,500,000 cash.  In addition the Company agreed to pay a finder’s fee of $107,500 to Corporate House Equity Ltd., an arm’s length party.

On May 28, 2009 the TSX Venture Exchange accepted for filing the agreement to purchase these assets.

The table below outlines certain Petroleum and Natural Gas Rights and certain Tangibles and other Miscellaneous Interests in the properties acquired pursuant to the Asset Purchase Agreement:

Lands	Petroleum And Natural Gas Rights	Vendor’s Interest	Wells
TWP 41 RGE 3 W5M: 31	NG to base Edmonton Sands	100%	100/04-31-041-03-W5/00
TWP 41 RGE 4 W5M: 33	NG to base Edmonton Sands	100%	100/16-33-041-04-W5/00
TWP 41 RGE 4 W5M:SE 35	NG to base Edmonton Sands	100%	100/12-35-041-04-W5/00
TWP 41 RGE 4 W5M: SW 35	NG to base Edmonton Sands	100%	100/12-35-041-04-W5/00
TWP 41 RGE 4 W5M: NE 35	NG to base Edmonton Sands	100%	100/12-35-041-04-W5/00
TWP 41 RGE 4 W5M: Ptn. NW 35	NG to base Edmonton Sands	100%	100/12-35-041-04-W5/00
TWP 41 RGE 4 W5M: Ptn. NW 35	NG to top Belly River	100%	100/12-35-041-04-W5/00
TWP 42 RGE 4 W5M: NE 5	NG to top Belly River	100%	102/11-05-042-04-W5/00
TWP 42 RGE 4 W5M: NW 5 TWP 42 RGE 4 W5M: SW 5	NG to top Belly River	100%	102/11-05-042-04-W5/00
TWP 42 RGE 4 W5M: NW 5 TWP 42 RGE 4 W5M: SW 5	NG to top Belly River	100%	102/11-05-042-04-W5/00
TWP 42 RGE 4 W5M: NW 5 TWP 42 RGE 4 W5M: SW 5	NG to top Belly River	100%	102/11-05-042-04-W5/00

Lands	Petroleum And Natural Gas Rights	Vendor’s Interest	Wells
TWP 42 RGE 4 W5M: NW 5 TWP 42 RGE 4 W5M: SW 5	NG to top Belly River	100%	102/11-05-042-04-W5/00
TWP 42 RGE 4 W5M: SE 5	NG to top Belly River	100%	102/11-05-042-04-W5/00
TWP 42 RGE 4 W5M: 6	NG to base Edmonton Sands	100%	102/16-06-042-04-W5/00
TWP 42 RGE 4 W5M: SE 7	NG to base Edmonton Sands	50%	102/14-07-042-04-W5/00
TWP 42 RGE 4 W5M: NW 7	NG to base Edmonton Sands	50%	102/14-07-042-04-W5/00
TWP 42 RGE 4 W5M: SW 7	NG to base Edmonton Sands	50%	102/14-07-042-04-W5/00
TWP 42 RGE 4 W5M: NE 7	NG to base Edmonton Sands	50%	102/14-07-042-04-W5/00
TWP 42 RGE 4 W5M: W 9	NG to base Edmonton Sands	50%	102/4-09-042-04-W5/00
TWP 42 RGE 4 W5M: SE 9	NG to base Edmonton Sands	50%	102/4-09-042-04-W5/00
TWP 42 RGE 4 W5M: NE 9	NG to base Edmonton Sands	50%	102/4-09-042-04-W5/00

Additionally, the Corporation will undertake to drill and complete two gross wells on behalf of the Vendor to earn certain Petroleum and Natural Gas Rights and other Miscellaneous Interests related thereto in respect of the following properties:

Lands	Petroleum And Natural Gas Rights	Vendor’s Interest	Wells
TWP 40 RGE 5 W5M: NE24 TWP 40 RGE 5 W5M: SE25	NG to base Edmonton Sands	19.375%	None
TWP 40 RGE 5 W5M: SW25	NG to base Edmonton Sands	9.55%	None

The following information is with respect to the Target Assets, which are properties material to the Corporation (assuming completion of the Acquisition and completion of the COB).

NI 51-101 Report

A report entitled “Guildhall Minerals Ltd. – Reserve Estimation and Economic Evaluation” by AJM Petroleum Consultants and authored by Douglas S. Ashton, P. Eng, an independent qualified person, dated April 28, 2009 (effective date December 31, 2008) (the “NI 51-101 Report”) was prepared for the Corporation in compliance with NI 51-101. The following summary has been prepared with the consent of AJM Petroleum Consultants and Douglas S. Ashton (collectively, the “Author”) and in most cases is a direct extract of the disclosure contained in the NI 51-101 Report. A copy of the NI 51-101 Report may be inspected at the offices of the Corporation at Suite 2410 – 650 West Georgia Street, Vancouver, British Columbia, V6B 4N7 during normal business hours.  The NI 51-101 Report will be filed with certain Canadian securities regulatory authorities pursuant to NI-51-101 and will be available for review on the SEDAR website at www.sedar.com.

In the course of the evaluation, the Vendor provided the Author’s personnel with basic information which included land, well and accounting (product prices and operating costs) information; reservoir and geological studies, estimates of on-stream dates for certain properties, contract information, budget forecasts and financial data. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from the Author’s non-confidential files. The extent and character of ownership and accuracy of all factual data supplied for the independent evaluation, from all sources, has been accepted.

AJM received a “Representation Letter” from the Vendor dated April 27, 2009 prior to the finalization of the NI 51-101 Report. This letter specifically addressed the accuracy, completeness and materiality of all the data and information that was supplied to the Author during the course of its evaluation of the Vendor’s reserves and net present values.

A field inspection and environmental/safety assessment of the properties was beyond the scope of the engagement of the Author none was carried out. The Representation Letter received from the Vendor provided assurance that no additional information necessary for the completion of our assignment would have been obtained by a field inspection.

The accuracy of any reserve and production estimates is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserve and production estimates presented herein are considered reasonable, and adhere to the COGEH and NI 51-101 (as applicable), the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in the NI 51-101 Report are based in part on forecasts of market prices, current exchange rates, inflation, market demand and government policy which are subject to uncertainties and may in future differ materially from the forecasts in the NI 51-101 Report. Present values of future net revenues documented in the NI 51-101 Report do not necessarily represent the fair market value of the reserves evaluated herein.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our results of operations should be read together with our financial statements and the related notes, which appear elsewhere in this registration statement.  The following discussion may contain forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements.  Factors that could cause or contribute to such differences include those discussed below and elsewhere in this registration statement.

A.        Operating Results

Overview

We are exploration stage company engaged principally in the acquisition, exploration and when warranted, development, of oil and gas properties.  From our incorporation in 1968 until the end of 2004, we engaged in various business activities and mineral exploration activities, all of which were abandoned and terminated as being not successful or offering a potential for profit.  Since the beginning of 2005, we have negotiated and signed option agreements for two British Columbia, Canada mineral properties, both of which we have since terminated. We are presently engaged in the acquisition and development of oil and gas properties.  Our principal business will be to identify and evaluate opportunities for the acquisition of interests in oil and gas properties and to undertake exploration and/or development programs on such properties if acquired or to joint venture or option such properties to third parties, with a view to discovering oil and natural gas. The Company completed the acquisition of certain oil and gas assets on May 28Th, 2009.    See Item 4B “Information on the Company – Business Overview.”

Our financial statements appearing in this registration statement are prepared in Canadian dollars and in accordance with Canadian GAAP which vary in certain respects from U.S. GAAP, as described in Note 13 to the financial statements.

Critical Accounting Policies

Preparation of the financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of the fair value of stock-based transactions and the determination of the impairment of mineral properties.  Where estimates have been used, financial results as determined by actual events could differ from these estimates.

Oil and Gas Properties

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of, exploration for and development of petroleum and natural gas interests are capitalized.  Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, interest costs, costs of drilling and equipping productive and non-productive wells, and direct exploration consulting fees. Proceeds from the disposal of oil and gas interests are recorded as a reduction of the related expenditures without recognition of a gain or loss unless the disposal would result in a change of 20 percent or more in the depletion rate.

Depletion and depreciation of the capitalized costs will be computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants.  Costs of significant unproved properties, net of impairment, and estimated salvage values are excluded from the depletion and depreciation calculation.

Estimated future removal and site restoration costs are provided over the life of proven reserves on a unit-of-production basis. Costs, which include the cost of production, equipment removal and environmental clean-up, are estimated each period by management based on current regulations, costs, technologies and industry standards.   The charge is included in the provision for depletion and depreciation and the actual restoration expenditures are charged to the accumulated provision accounts as incurred.

The Company evaluates its oil and gas assets on an annual basis using a ceiling test to determine that the costs are recoverable and do not exceed the fair value of the properties.  The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves less unproved properties exceed the carrying value of the oil and gas assets.  If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected form the production of proved and probable reserves less unproved properties.  The cash flows are estimated using the future product prices and costs and are discounted using a risk-free rate.

Foreign Currency Translation

Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date.  Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expenses are translated at average rates of exchange during the period.  Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

Loss per Share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on loss per common share is recognized from the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Stock-Based Compensation

The Company recognizes compensation expense for stock options using the fair value based method in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is determined at the date of grant and recorded over the options’ vesting period.  Any consideration paid on amounts attributable to stock options is credited to share capital upon exercise together with amounts previously allocated to contributed surplus arising from the initial value recorded.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Impairment of Long-Lived Assets

Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable.  A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of its undiscounted cash flows expected to result from its use and eventual disposition.  The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

Comprehensive Income (Loss)

CICA Handbook Section 1530 establishes standards for reporting and presenting comprehensive income (loss), which is defined as the change in equity from transactions and other events from non owner sources.  Other comprehensive income (loss) refers to items recognized in comprehensive income (loss) that are excluded from net income (loss) calculated in accordance with generally accepted accounting principles.  The Company’s comprehensive income (loss) is equal to its net loss for the year.

Financial Instruments

CICA Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new CICA Handbook sections in Note 10 to these financial statements.

The Company’s financial instruments consist of cash and cash equivalents, promissory note receivable, accounts payable, loan payable and amounts due to related parties.  The fair value of the Company’s arms-length short term financial instruments is estimated by management to approximate their carrying values due to their immediate or short-term maturity.  The fair value of advances due to related parties has not been determined as comparable arms-length interest, security and risk information is not determinable.

The Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value.  Promissory note receivable is classified as loans and receivables, which are measured at amortized cost.  Accounts payable, loan payable and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

Results of Operations

Income. We did not have any business operations or revenues in the three fiscal years ended March 31, 2009, 2008 and 2007.  In the fiscal year ended March 31, 2009, we had interest income of $3,716 earned on short term guaranteed certificates and $16,710 of accrued interest on the “Bang” promissory note receivable (2008 - $7,714; 2007 - $nil).

Expenses. Our operating expenses are primarily general and administrative in nature and include management, consulting, accounting and legal fees.  Our operating expenses increased to $321,738 in the fiscal year ended March 31, 2009, from $169,910 in the fiscal year ended March 31, 2008 (2007 - $196,407).  Total expenses increased in fiscal years 2008 and 2009 from $158,797 to $1,019,568 (2007 - $216,222) primarily as a result of write-offs of acquisition and financing costs of $268,279 and the write-down of our note receivable totaling $522,350 including accrued interest.  Pursuant to a loan agreement dated July 16, 2008, the Company loaned $504,520 (US$400,000) by way of a promissory note to British American Natural Gas Corporation.  This loan was in conjunction with a proposed acquisition (refer to Note 5 of the financial statements).  The loan, together with interest at a rate of 5% per annum, is due on July 16, 2010. Management has determined that collectability of these amounts is uncertain and therefore has written down the note receivable and accrued interest to $1.

Write-down of mineral properties.  In the fiscal year ended March 31, 2007, we determined that the carrying value of the Stellar property may not be recoverable and $71,314 relating to the property was written-off.  In the fiscal year ended March 31, 2008, following our termination of the option agreement for the Stellar property in July 2007, we wrote-off the property to nil carrying value and recorded a write-down of $1. At March 31, 2009 the Company decided not to pursue further interest in the claims and have allowed the option to lapse.  The Company has written off the property to $nil resulting in a loss of $33,500.

Exploration Tax Credit. We recorded a British Columbia Mineral Tax credit of $2,461 in the year ended March 31, 2009 for exploration previously carried out on the Bridge property which has been recorded in income as the carrying value has been fully written off.  We recorded a British Columbia Mineral Tax credit of $11,114 in the year ended March 31, 2008 for exploration previously carried out on the Stellar property which has been recorded in income as the carrying value has been fully written off. We did not record any tax credit in the fiscal years ended March 31, 2007 and 2006.

Gain on debt settlement. In the fiscal years ended March 31, 2007 and 2006, we recorded a gain of $51,500 and $11,439, respectively, due to a debt settlement that resulted in the cancellation of outstanding debt for management fees owed to our President and Chief Executive Officer.

Net Loss.  As a result of the above, we incurred a net loss of $999,142  $151,083, and $216,222 in the years ended March 31, 2009, 2008 and 2007.

Recently Issued Accounting Standards

Canadian Pronouncements

Recently Adopted Accounting Policies

Accounting Changes
Effective April 1, 2007, the Company adopted CICA Handbook Section 1506, “Accounting Changes.”.  This new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors.   The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of GAAP that has been issued but is not yet effective.  Adoption of this standard did not affect the Company’s financial result.

Capital Disclosures
The new standard, CICA Handbook Section 1535, Capital Disclosures, is effective for annual and interim periods beginning on or after October 1, 2007 and requires disclosure of the Company’s objectives, policies and processes for managing capital; quantitative data about what the Company regards as capital; whether the Company has complies with any capital requirements; and, if the Company has not complied, the consequences of such non-compliance.  The new accounting standard covers disclosure only and has had no effect on the financial results of the Company.  See Note 11.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
In January 2009, the CICA approved Emerging Issues Committee (“EIC”) 173, Credit Risk and the Fair Value of Financial Assets and Liabilities.  This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments.  This guidance is applicable to fiscal periods ending on or after January 12, 2009. Management does not expect that this will have a significant impact on the Company’s financial statements.

General Standards of Financial Statement Presentation
CICA Handbook Section 1400 includes requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company has provided the additional disclosure required in Note 1.

New Accounting Standards Not Yet Adopted

International Financial Reporting Standards
In 2006, Canada’s Accounting Standards Board (“AcSB”) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards (“IFRS”) over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Company’s financial statements has yet to be determined.

During 2009 and 2010, the Company will assess its requirements and first time adoption methodologies, including its internal training and resource needs.  The Company expects that by the second calendar quarter of 2010 management will have assessed conversion and first time adoption implications.  During 2010 additional disclosures and analysis of impacts will be provided leading up to adoption in the first quarter of 2011.

Goodwill and Intangible Assets
As of April 1, 2009, the Company will be required to adopt the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard.  The new standard revises the requirements for the recognition, measurement, presentation and disclosure of intangible assets.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

Business Combination, Non-Controlling Interest, and Consolidation
In January 2009, the CICA issued Handbook Sections 1582, Business Combination (“Section 1582”), 1601, Consolidated Financial Statements. (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS.  Section 1582 is applicable for the Company’s business combinations and acquisition dates on or after January 1, 2011.  Early adoption of this section is permitted.  Section 1601 is applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011.  Early adoption of this section is permitted.  If the Company chooses to adopt any one of these sections, the other sections must also be adopted at the same time.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

United States Pronouncements

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” or SFAS 162.  SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities.  SFAS 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board’s amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.”  We do not expect there to be any significant impact of adopting SFAS 162 on our financial position, cash flows and results of operations.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60,” or SFAS 163.  SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation.  It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts.  SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities.  SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance.  Except for those disclosures, earlier application is not permitted.  SFAS 163 is not expected to have a material effect on our financial statements.

In April 2009, the FASB issued FSP SFAS 157-4 which provides additional guidance for estimating fair value in accordance with SFAS 157, “Fair Value Measurements”, when the volume and level of activity for the asset or liability have significantly decreased. FSP SFAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP SFAS 157-4 requires the disclosure of the inputs and valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period. The adoption of this statement did not have a material impact on the Company’s results of operations and financial position.

In June 2009, the FASB issued FAS No. 165 “Subsequent Events” (“FAS 165”). FAS 165 requires companies to recognize in the financial statements the effects of subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. An entity shall disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued.  Companies are not permitted to recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued. Some non recognized subsequent events must be disclosed to keep the financial statements from being misleading.  For such events a company must disclose the nature of the event, an estimate of its financial effect, or a statement that such an estimate cannot be made. This Statement applies prospectively for interim or annual financial periods ending after June 15, 2009. The adoption of FAS 165 is not expected to have a material impact on the Company’s results of operations and financial position.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (“SFAS 168”). Upon its adoption, the FASB Accounting Standards Codification (the “Codification”) will become the source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities. On the effective date of SFAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. Following SFAS 168, the FASB will not issue new accounting standards in the form of FASB Statements, FASB Staff Positions, or Emerging Issues Task Force abstracts. SFAS 168 will also modify the existing hierarchy of GAAP to include only two levels — authoritative and non-authoritative. SFAS 168 will be effective for financial statements issued for interim and annual periods ending after September 15, 2009, and early adoption is not permitted. The Company does not believe that the adoption of this standard will have a material impact on its financial position, results of operations or cash flows.

A.	Liquidity and Capital Resources

We are an exploration stage company engaged principally in the acquisition, exploration and, when warranted, the development of Oil and Gas Properties and as of March 31, 2009, we had an accumulated deficit of $11,045,777.  We have historically financed our operations from the sale of our securities and the exercise of outstanding warrants and options.

We had $94,822 of cash and cash equivalents and a working capital deficit of $15,724 at March 31, 2009 compared to $664,333 of cash and cash equivalents and $587,083 of working capital as of March 31, 2008.   Cash, cash equivalents and working capital deceased significantly in fiscal year 2009 as a result of increased legal, accounting, and auditing expenses related to the proposed British America Natural Gas and First West Petroleum acquisitions which were mutually cancelled in December 2008.

Net cash used in operating activities was $609,747, 135,908, and $72,170 during the years ended March 31, 2009, 2008 and 2007, respectively.  These amounts were used for administrative expenses, including management fees, consulting fees, accounting fees and legal fees.  Net cash used in operating activities increased significantly in fiscal year 2009 as a result of the $522,351 ($400,000 USD) that was advanced to BANG, which has not been recovered and was written down to a nominal value of $1, resulting in a charge to operations of $522,350.

Net cash used in investing activities was $439,764, $nil, and $14,211, during the years ended March 31, 2009, 2008 and 2007, respectively.  Cash used in investing activities increased in fiscal 2009 as we worked towards closing significant transactions.

Net cash provided by financing activities was $480,000, $624,030 and $182,600 during the years ended March 31, 2009, 2008 and 2007, respectively.  Cash provided by financing activities during the fiscal year ended March 31, 2009 reflects proceeds from a sale of our securities and a third party unsecured loan of $80,000.  Cash provided by financing activities during the year ended March 31, 2008 reflects the exercise of warrants and for the year ended March 31, 2007 from sales of our securities.

We will require substantial additional funds in order to achieve our long-term goals and make any significant acquisitions.  In addition, we will require additional funds to undertake any significant exploration work or other business activities.  We have historically financed our operations from the sale of our securities and the exercise of outstanding warrants and options.  Any shortfall in funding could have a material adverse effect on our business and future success.

B.	Research and Development, Patents and Licenses

We have not performed any research and development over the past three fiscal years.  We do not have any specific research and development policies.

C.	Trend Information

We are exploration stage company engaged principally in the acquisition, exploration and when warranted, development, of oil and gas properties.  As a result, our business is dependent on the worldwide prices of oil and gas on which we are focused at a given time.

In addition, because some of our operations may be located in foreign countries, our foreign costs, as expressed in Canadian dollars, are influenced by fluctuations in the exchange rate of the Canadian dollar against the currencies of those countries.  If the Canadian dollar cost of our foreign operations increases as a result of the depreciation of the Canadian dollar, our Canadian dollar-measured results of operations will be adversely affected.

D.	Off-balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

E.	Tabular Disclosure of Contractual Obligations

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations (1)	$1,500,000	$1,500,000	$-	$-	$-
Drilling obligations (2)	$1,500,000	$1,500,000	$-	$-	$-
Total	$3,000,000	$3,000,000	$-	$-	$-

(1)
Under the Letter Agreement (the “Letter”) signed between Poplar and Quarry Bay which was assigned to us, we were required to pay a total cash consideration of CDN$1,500,000 for the certain petroleum and natural gas assets, tangibles and miscellaneous interest situated in the Willesden Green area of west-central Alberta from Poplar. The transaction closed in May 2009 and the $1,500,000 was paid to Poplar.

(2)
As part of the May 2009 acquisition, we are required to drill and complete two gross shallow gas wells prior to July 31, 2009, to earn post pooled minority interests of 4.84375% and 7.23125% respectively. We paid 100% of the drilling and completion costs of these two wells as our partners have not indicated that they will participate.

Item 6.  Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Brad Nichol	39	President & CEO

Hugh Loney	44	Vice President, Geology

Miles Johnson	46	Vice President, Operations and Construction

Scott Reeves	39	Director

Terence Kwan	62	Chief Financial Officer and Director

Christopher R. Cooper	39	Director

Darcy Spady	46	Director

Board Of Directors

Scott Reeves, Director
Mr. Reeves is a partner with a practice focused on securities, corporate finance and commercial transactions for emerging and growth companies and partnerships. He has advised numerous private and public corporations on a wide range of business matters including access to capital markets, corporate governance and operational issues.

Mr. Reeves acts for a large number of TSX and TSX Venture Exchange-listed companies in a wide range of industries, including oil and gas, mining, technology, biotechnology and industrial issuers. Mr. Reeves has extensive experience in private and public debt and equity offerings, corporate acquisitions of assets and shares, corporate restructurings and debt financing. He also acts a director and/or corporate secretary for many public and private companies, providing detailed corporate governance and continuous disclosure advice to his clients.

Mr. Reeves has both law and bachelor of commerce degrees (with distinction) from the University of Alberta where he served as co-editor in chief for the Alberta Law Review. He has received numerous academic and community service awards and has published and lectured extensively in the areas of growth financing, stock exchange listing and corporate governance.

He has acted as a lead instructor for the Masters degree program in eBusiness from Osgoode Hall Law School and has taught eCommerce Financing at Calgary’s Mount Royal College. He currently teaches an advanced corporate finance course on Growth Businesses and the Law for the University of Alberta’s Faculty of Law. Scott is also a member of the Alberta Advisory Board for the TSX Venture Exchange.

Christopher R. Cooper, Director
Mr. Cooper has over ten years experience in oil and gas management and finance. Since April 2003, Mr. Chris Cooper has served as the President and Chief Executive Officer of Northern Sun Exploration Company Inc. and is a director of Benchmark Energy. Mr. Cooper co-founded several junior and intermediate oil and gas companies including Choice Resources, Watch Resources Ltd. And Banks Energy Inc., and was instrumental in the acquisition and/or merger of these companies. Mr. Cooper holds a Bachelor of Business Administration degree from Hofstra University and an MBA degree in Business from Dowling College.

Terence Kwan, Director and Chief Financial Officer
Mr. Kwan holds a Bachelor of Commerce Degree from the University of British Columbia and is a Chartered Accountant. He has over 30 years of experience with both public and private companies working in such diverse fields as mineral exploration, restaurant and entertainment, retail and the securities industry in Canada. Mr. Kwan has been a licensed securities broker in British Columbia for more than 15 years.

Darcy Spady, Director
Mr. Spady is President and C.E.O. of Contact Exploration, Inc., the only onshore crude oil producer in the Canadian Maritimes. His previous positions include Chief Operating Officer at PetroGlobe Inc., Director of Production Optimization and Vice President of Canadian Operations for Columbia Natural Resources, LLC. (CNR) based in Charleston, West Virginia, and General Manager of Columbia’s Canadian subsidiary based in Fredericton, New Brunswick. He has held various Engineering and Management positions at Dowell and Schlumberger Wireline. Mr. Spady has a Bachelor of Science in Petroleum Engineering from the University of Alberta and is a Registered Professional Engineer in the Provinces of Alberta and New Brunswick, Canada.

Brad Nichol, President

Brad Nichol has held roles in the executive suite of junior oil and gas exploration and production companies. His experiences are in private and public startups, takeovers and turnarounds. In his position as Management Consultant at a top-tier international firm, Mr. Nichol advised the CEOs and CFOs of Fortune 500 corporations on business and corporate strategies, mergers & acquisitions and corporate reorganizations throughout Europe and the US.

Mr. Nichol joined Schlumberger in 1992, and enjoyed an international career focused on technical excellence, project management and field operations. His early career focused on reservoir evaluation and enhancement strategies. In 1996 he assumed responsibility for reservoir stimulation and wellbore construction services for BP in Columbia. In 1999 Mr. Nichol joined a U.K business unit in the Measurement and Systems division of Schlumberger, and was on the team responsible for the corporate turnaround and eventual sale of that business. Mr. Nichol is a Professional Engineer (Mechanical) and earned his MBA, with honours, from the London Business School.

Hugh Loney, Vice President, Geology

Hugh Loney has provided geological services to many small to mid-sized petroleum companies. His passion for prospecting has been focused on Western Canada, specifically central and southern Alberta, for his entire career. After earning his BSc. In Geology with a minor in Geography, he worked in geological roles at Altana ExploGation, Encounter Energy, Lannex Resources, Terradyne Energy and Berry Creek Resources.

Mr. Loney then entered the Independent Engineering Evaluator arena when he joined Ryder Scott Company of Engineers and later, A.J.M. Petroleum Consultants. While at these firms, Mr. Loney identified and evaluated existing and potential hydrocarbon plays in Canada, the US and Internationally.

Mr. Loney left Independent Engineering Evaluations to serve as Senior Geologist with the largest Edmonton Sands E&P Company in Canada, where he worked with both land and engineering staff to drill with a near perfect success rate in the Edmonton Sands.

Mr. Loney’s pragmatic, holistic approach, refined through his experiences in the evaluation, engineering and geological fields make him one of the most well-rounded technical professionals in the industry. He is a key member of the Edge Team.

Miles Johnson, Vice President, Operations and Construction

Miles Johnson brings a wealth of experience to Edge Resources. He has spent his entire career in the energy industry in the management of mining operations, project co-ordination and all aspects of facilities and pipeline construction. Mr. Johnson has been Operations Manager with a major Placer Mining Operation in Dawson City, Yukon, founder and President of Maverick Gold Mines and on the Board of Directors for the Klondike Placer Miners Association.

His in-depth knowledge of plant and field operations, originating at Shell’s Rosevear sour gas plant, led him to start his own multi-service oil and gas consulting company, where he has successfully consulted to Conoco Canada, Crew Energy, Provident Energy, Infiniti Resources, Argent Energy and Grantech International. As Chief Inspector for Conoco Canada in the challenging Foothills Region, Mr. Johnson held complete responsibility for all regulatory consultations, First Nations consultations, environmental (Dept. of Fisheries & Oceans, Forestry, Fish & Wildlife, Alberta Environment) consultations, co-ordination with surface land and construction of all roads, leases, pipelines and facilities.

Mr. Johnson is well known for his success at continually reducing timelines and costs with innovation and ingenuity. His successful track record at doing so make him a key member of the Edge Team.

Lyle Lewis, Logistics Coordinator

Lyle Lewis provides unique and valuable skill sets to Edge Resources, cultivated through years of experience in the Western Canadian petroleum industry. Mr. Lewis’ focus is in oilfield logistics, operations and safety and risk assessment.

Mr Lewis has directly contributed to the success of many petroleum firms regarding all aspects of on-site operations from initial drill site preparation and construction to environmental reclamation at the completion of drilling projects.

Mr. Lewis’s has planned and co-ordinated all facets of drill site preparation and operation including surface assessment, rig deployment / redeployment, ongoing process monitoring and tracking. His experience with risk assessment and safety management, has led him to take the lead for designing, implementing and managing companies’ Emergency Response Plans.

Mr. Lewis’ extensive experience, contagious optimism and varied skills enhance the effectiveness of the entire Edge Team.

There are no known family relationships between any of our officers and directors.

To the best knowledge of our knowledge, there are no arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of our officers and directors was selected as a director or member of senior management.

B.    Compensation

The company employs consultants and pays these consultants the following amounts:

On June 1 2009, the Company hired Fiven Consulting Inc, a company owned and operated by the Company’s President & CEO, Mr. Brad Nichol.  Mr. Nichol will be responsible for managing the day to day operations of the Company including the management of other consultants, field operations and corporate activities.  Mr. Nichol’s Company will be paid $15,500 (2008 and 2007 - $nil) per month for his services.

During the year ended March 31, 2009 the Company incurred: $22,500 for management fees to the past President and CEO (2008 - $30,000; 2007 - $30,000).  At March 31, 2009 $nil (2008 - $7,516; 2007 - $15,775) is owing to the past President and CEO for fees and expenses incurred on behalf of the Company.  The outstanding amounts are unsecured, non-interest bearing and without specific repayment terms. During November 2007, 130,000 shares at a price of $0.21 per share were issued in settlement of $27,300 of debt due the past President and CEO.

Terence Kwan, the Company’s Chief Financial Officer, also acts as its accountant and is paid a monthly fee of $3,000 to TK Investments Ld., a company controlled by him, for the time spent by him doing the Company’s accounting from the period of April 2008 to September 2008.  The monthly fee was increased to $3,500 per month for the months from October 2008 to March 2009.  Total fees paid for the fiscal year was $39,000 (2008: $36,000; 2007 - $5,000).  At March 31, 2009 $nil (2008 - $3,150; 2007 - $5,000) was owing to the firm controlled by him.  In the month of November 2007 70,000 shares at a price of $0.21 per share were issued in settlement of $14,700 of debt due to this Company.

It is anticipated that directors who are not also executive officers of the company, will receive no compensation for their attendance at meetings, but will be eligible to receive stock options and to be reimbursed for their related reasonable expenses incurred in relation to attendance at meetings.

Executive officers of the company who will also act as directors of the Company will not receive any additional compensation for services rendered in such capacity, other than as paid by the company to such executive officers in their capacity as executive officers.

C.	Board Practices

Our directors are elected by the shareholders at our annual general meeting of shareholders.  The term of office of each director expires immediately before the annual general meeting of shareholders, and the directors are eligible for re-election at the meeting.  The directors may appoint one or more additional directors, but the number of additional directors so appointed may not exceed one-third of the number of serving directors appointed by the shareholders.

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Our Audit Committee is comprised of Christopher Cooper, D’Arcy Spady and Scott Reeves.  Our Audit Committee has adopted an Audit Committee Charter which generally provides as follows:

The Audit Committee must be comprised of a majority of unrelated directors who are financially literate, and at least one member must have accounting or related financial expertise.  The Audit Committee is responsible for: (1)  reviewing the Corporation’s annual financial statements and making recommendations as to approval of such statements by the board of directors; (2) approving the quarterly financial statements of the Corporation before publication; (3) establishing the independence of the external auditor; and  (4) overseeing management reporting on internal control.

D.	Employees

The Company has no employees.  We retain consultants as senior management.

E.	Share Ownership

None of our directors and executive officers holds more than 1% of our outstanding shares, other than Mr. Terence Kwan and Mr. Bradley Nichol.  Mr. Kwan, a member of our board of directors, holds 420,000 of our common shares, or 1.08%  of our issued and outstanding Common Shares, based on 38,825,924 common shares issued and outstanding on October 14, 2009.  Mr. Nichol, our President and Chief Executive Officer, holds 1,600,000 of our common shares, or 4.12%  of our issued and outstanding Common Shares, based on 38,825,924 common shares issued and outstanding on October 14, 2009

On July 7, 2005, the Company adopted a formal stock option plan (the “Plan”) for senior officers, directors, employees and key consultants of the Company and any subsidiary, which permits the granting of options to purchase up to a maximum of 10% of the outstanding common shares.  The Plan is structured to comply with the rules of the TEX and was ratified by the Shareholders at the Annual General and Special Meeting held on July 20, 2009.  Under the Plan, no one optionee can receive grants of options for greater than 5% of the outstanding common shares during any 12 month period.  Option grants to persons conducting investor relations activities must not exceed greater than 2% of the number of outstanding common shares.  The number of options and the exercise price of all options is set by the board of directors of the Company, or a committee thereof, at the time of grant, provided that the exercise price will not be less than the minimum then specified by the rules of the TEX.  Options may not be granted for a term exceeding five years – which will be, if the optionee dies, reduced to a term of one year following the date of death – and if the optionee ceases to be qualified to receive options from the Company, options held by such optionee will expire 30 days after the date of such cessation.  Options granted under the Plan may not be assigned by the optionee.

On June 2, 2009 the Company granted options to certain officers, directors, employees or consultants to purchase an aggregate of 2,700,000 commons shares in the capital of the Company at an exercise price of $0.30 per share for a 5 year period.  Included in the June 2, 2009 option grant are 750,000 options issued to our President, Mr. Brad Nichol increasing his fully diluted ownership to 6.4% of the common shares as of June 2, 2009.

Item 7.                        Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the best of our knowledge, as of October 14, 2009 there are two shareholders which beneficially own 5% or more of our issued and outstanding common shares: Quarry Bay Equity Inc. which owns 2,720,000, or 7.01%, and Coach Capital LLC which owns 2,000,00, or 5.15%.  Although we have an unlimited number of preferred shares available for issue, we have not issued any preferred shares to date.  All of our shareholders have the same voting rights.

Based on a review of information provided to us by our transfer agent, as of August 24, 2009, there were 70 holders of record of our common shares, including 22 holders of record residing in the United States holding 2,270,719 common shares, or 0.0617% of the aggregate 36,825,924 common shares outstanding as of such date.

We are not aware of any arrangement, the operation of which may at some subsequent date result in a change of control of our company.

B. Related Party Transactions

The Company incurred and/or paid fees and expenses directly and indirectly to certain current or former officers and directors of the Company.  During the years ended March 31, 2009, March 31, 2008 and March 31, 2007 transactions with related parties conducted in the normal course of operations are recorded at the exchange value as summarized below:

(a) $22,500 (2008: $30,000; 2007 - $30,000) for management fees was paid in favour of the late President and CEO, Mr. Michael Laidlaw, at a $2,500 per month pursuant to an Engagement Agreement between the Company and Mr. Laidlaw.  As at March 31, 2009 $nil (2008 - $7,516; 2007 - $15,775) was payable to Mr. Laidlaw pursuant to the Agreement. The agreement ceased to be operative on the passing away of Mr. Laidlaw on December 14, 2008. During November 2007, 130,000 shares at a price of $0.21 per share were issued in settlement of $27,300 of debt due to Mr. Laidlaw as CEO and President.

(b) Carl Jonsson, the Company’s past Director and Corporate Secretary, acted as the Company’s lawyer through his firm, Tupper Jonsson & Yeadon.  All of the charges for Mr. Jonsson’s services were invoiced by the law firm.  Legal fees and disbursements of $20,854 (2008 - $28,816; 2007 - $60,016) were paid to this law firm. At March 31, 2009 $nil (2008: $7,548; 2007 - $36,491) was owing to the firm.  During November 2007 120,000 shares at a price of $0.21 per share were issued in settlement of $25,200 of debt due to the law firm.

(c) Terence Kwan, the Company’s Chief Financial Officer, also acts as its accountant and is paid a monthly fee of $3,000 to TK Investments Ld., a company controlled by him, for the time spent by him doing the Company’s accounting from the period of April 2008 to September 2008.  The monthly fee was increased to $3,500 per month for the months from October 2008 to March 2009.  Total fees paid for the fiscal year was $39,000 (2008 - $36,000; 2007 - $5,000).  At March 31, 2009 $nil (2008 - $3,150; 2007 - $5,000) was owing to the firm controlled by him.  During November 2007 70,000 shares at a price of $0.21 per share were issued in settlement of $14,700 of debt due to this Company.

(d) During the year ended March 31, 2007, the Company paid $10,000 in director fees to Peter Hill prior to his stepping down as a director and $10,000 in director fees to Glen MacDonald.  Mr. MacDonald resigned as a director of the Company on June 9, 2009.

(e) A consulting fee of $5,000 per month is paid to Styles Management Inc., a company controlled by Chris Cooper, a director and interim President and CEO.  $45,000 in consulting fees and $2,250 in GST have been paid to this Company for the year ended March 31, 2009 (2008 and 2007 - $nil).  As at March 31, 2009 $5,250 (2008 and 2007 $nil) is owing to this firm and is included in accounts payable.

(f) A director fee of $1,500 per month is paid to Darcy Spady for his services provided to the Company in his role as director.  $1,500 (2008 and 2007 $nil) has been paid to this person for services rendered to March 31, 2009.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.                        Financial Information

A.	Consolidated Statements and Other Financial Information

See the financial statements included under Item 17 “Financial Statements.”

We are not a party to any legal proceedings and we are not aware of any threatened proceedings, which in the aggregate would be material to the business of our company.

We have never paid cash dividends to our shareholders and have no plans to pay or declare dividends on our common shares in the foreseeable future.

B.	Significant Changes

The Company’s exploration and development program will consist of drilling, completing and tying-in (if successful) two Edmonton Sand gas wells in section 24 and 25 of Township 40 Range 5 W5M, for a total of 2 gross (0.12 net) wells.  These activities will require approximately $300,000 of capital expenditure from the Company.  The Company drilled a total of 4 wells during June 2009 and is currently evaluating tie-in options to bring these wells into production in late 2009 or early 2010.

If successful, the wells can be tied-into an existing willow-gas gathering system within 1.5km of the proposed surface drilling locations.  The Company expects to take advantage of the Alberta government’s temporary new well incentive program provides a maximum five-per-cent crown royalty rate for all new wells that begin producing natural gas before March 31, 2010.

Item 9.                        Listings

A.	Offer and Listing Details

Our common shares were listed for trading on the TSX Venture Exchange in Canada under our prior corporate name, Global Net Entertainment Corp, for a certain period prior to October 1, 2003.  On October 1, 2003, trading in our shares of common stock was suspended as a result of our failure to file annual and quarterly financial statements.  On November 6, 2006, trading in our common shares was transferred to the NEX board of the TSX Venture Exchange in Canada and trading commenced on the NEX board on November 17, 2006 under the symbol “GDMH.”  During the period that trading was suspended, we consolidated our common shares on a 1:5 basis and the trading which commenced on November 17, 2006 was of consolidated shares.  The trading prices provided below for the period subsequent to November 17, 2006 relate to the consolidated common shares.  On May 1, 2008, we initiated a suspension in the trading of our common shares pending the public announcement of the letters of intent relating to the BANG and First West acquisitions, which we entered into on such date.  On July, 2008, our management determined that the trading in our shares of common stock will remain suspended until the closing of the BANG and First West acquisitions. The BANG and First West acquisitions were cancelled at the end of the calendar year of 2008. Trading resumed at the beginning of 2009 and since the end of May 2009 the Company has been trading under the symbol “EDE.” “EDE” better suits the Company’s new direction as an oil and gas company and at a meeting of the shareholders held on July 20, 2009, the Company’s shareholders approved a change of the Corporation’s name from “Guildhall Minerals Ltd.” To “Edge Resources Inc.” to reflect the change in the Company’s primary business focus.

All of the following trading prices are expressed in Canadian dollars.

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low prices of our common shares on the TSX Venture Exchange.

Fiscal year ended March 31,	High	Low
2009	$0.35	$0.06
2008	$0.70	$0.25
2007	$0.35	$0.22
2006	—	—
2005	—	—
2004	*	*

•
In 2003, our shares of common stock traded on the TSX Venture Exchange in Canada under the name Global Net Entertainment Corp.  However, we have been unable to obtain historical trading data for the fiscal year ended March 31, 2003.

Quarterly Stock Information

The following table sets forth, for the periods indicated, the high and low prices of our common shares on the NEX board of the TSX Venture Exchange:

	High	Low
2006
First Quarter	—	—
Second Quarter	—	—
Third Quarter	—	—
Fourth Quarter	$0.32	$0.10
2007
First Quarter	$0.32	$0.22
Second Quarter	$0.35	$0.28
Third Quarter	$0.33	$0.27
Fourth Quarter	$0.34	$0.26
2008
First Quarter	$0.495	$0.25
Second Quarter	$0.70	$0.42
Third Quarter	—	—
Fourth Quarter	$0.50	$0.06
2009
First Quarter	$0.35	$0.075
Second Quarter	$0.34	$0.28
Third Quarter	$0.34	$0.23

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the range of high and low prices of our common shares on the TSX Venture Exchange.

Month	High	Low
January 2009	$0.14	$0.075
February 2009	$0.16	$0.115
March 2009	$0.35	$0.14
April 2009	$0.34	$0.29
May 2009	$0.33	$0.27
June 2009	$0.33	$0.27
July 2009	$0.34	$0.28
August 2009	$0.31	$0.23
September 2009	$0.32	$0.235

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares were listed for trading on the TSX Venture Exchange in Canada under our prior corporate name, Global Net Entertainment Corp, for a certain period prior to October 1, 2003.  On October 1, 2003, trading in our shares of common stock was suspended as a result of our failure to file annual and quarterly financial statements.  On November 6, 2006, trading in our common shares was transferred to the NEX board of the TSX Venture Exchange in Canada and trading commenced on the NEX board on November 17, 2006 under the symbol “GDMH.”  During the period that trading was suspended, we consolidated our common shares on a 1:5 basis and the trading which commenced on November 17, 2006 was of consolidated shares.  The trading prices provided below for the period subsequent to November 17, 2006 relate to the consolidated common shares.  On May 1, 2008, we initiated a suspension in the trading of our common shares pending the public announcement of the letters of intent relating to the BANG and First West acquisitions, which we entered into on such date.  On July, 2008, our management determined that the trading in our shares of common stock will remain suspended until the closing of the BANG and First West acquisitions. The BANG and First West acquisitions where cancelled at the end of the calendar year of 2008. Trading resumed at the beginning of 2009 and since the end of May 2009 the Company has been trading under the symbol “EDE.” “EDE” better suites the company's new direction as an oil and gas company and at a meeting of the shareholders held on July 20, 2009, the Company’s shareholders approved a change of the Company’s name from “Guildhall Minerals Ltd.” to “Edge Resources Inc.” to reflect the change in the Company’s primary business focus.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable.

F.	Expense of the Issue

Not applicable.

Item 10.                      Additional Information

A.	Share Capital

Our authorized capital consists of an unlimited number of common shares without par value.  As at the close of business on March 31, 2009, there were 24,643,012 common shares issued and outstanding, and as of October 14, 2009, there are 38,825,924 common shares issued and outstanding, all of which are validly issued and fully paid shares.  Each share has attached to it one non-cumulative vote.

B.	Memorandum and Articles of Association

Purposes and Objects of the Company

We were incorporated in British Columbia, Canada, on September 13, 1968.  We do not have any stated objects or purposes, as such are not required by the corporate laws of the Province of British Columbia.  Rather, we are, by such corporate laws, entitled to carry on any activities whatsoever which are not specifically precluded by other statutory provisions of the Province of British Columbia.

The Powers of the Directors

The powers and functioning of the directors are set forth in our Articles and among other things provide that:

subject to the obligation of a director to disclose his potential interest in a proposal, arrangement or contract being considered by us, a director may vote with respect to such matter in certain instances and in certain instances is not entitled to vote;

the directors may, in the absence of an independent quorum, vote compensation to themselves;

there are no limitations on the exercise by our directors of borrowing powers;

there are no provisions for the retirement or non-retirement of directors under an age limit;

there is no requirement for a director to hold any of our shares.

Rights Attached to Shares

All of our authorized and issued shares are of one class and there are no special rights or restrictions of any nature or kind attached to any of the shares.  Holders of shares of common stock are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available for distribution.

Upon liquidation, dissolution or winding up of our company, after satisfaction of liabilities and debts, our assets will be distributed to the holders of our shares of common stock, pro rata in proportion to their holdings in our company.  There are no provisions in our articles to limit ownership percentages of any existing or prospective major shareholder.

Changing Rights Attached to Shares

The alteration of the rights of holders of our issued shares must be approved by the majority vote of 66.666% of our issued shares attending and voting at the meeting, at which a 66.666% majority of the shares that are the subject of the proposed alterations attend and vote at the meeting.

Annual and Extraordinary Meetings

Annual general meetings are called and scheduled upon decision by our board of directors.  The directors may convene an extraordinary general meeting of the shareholders.  The holders of not less than 5% of our issued shares may requisition an extraordinary meeting of the shareholders.  All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Limitations on the Rights to Own Securities in Our Company

There are no limitations on the rights to own securities, including by non-residents or foreign shareholders.

Provisions Restricting Change in Control of Our Company

There are no provisions in our Articles that would have an effect of delaying, deferring or preventing a change in the control of our company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring of our company.

Disclosure of Shareholders Ownership

There are no provisions in our Articles requiring share ownership to be disclosed.  However, the securities laws of the Province of British Columbia require disclosure of shareholdings by insiders who are generally directors, officers, employees or others holding more than 10% of the issued shares of a company and its affiliates.

Changes in Our Capital

There are no provisions in our Articles governing changes in our capital which are more stringent than required by law.

C.	Material Contracts

See Item 4B “Information on the Company - Business Overview.”

D.	Exchange Controls

There are no governmental laws, decrees or regulations existing in Canada, our domicile of incorporation, which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of our common shares.  Nor does Canada have foreign exchange currency controls.

E.	Taxation

Canadian Federal Income Tax Consequences

The following summary of the material Canadian federal income tax considerations generally applicable to shares will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are residents of the United States, have never been a resident of Canada, deal at arm’s length with us, hold their common shares as capital property, and who will not use or hold the common shares in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder, referred to collectively as the Tax Act or ITA, and the Canada-United States Tax Convention as amended by the Protocols thereto, referred to as the Tax Convention, as of the date of this registration statement and the current administrative practices of Revenue Canada, Customs, Excise and Taxation.  This summary does not take into account Canadian provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences.  It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed.  Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

North American Free Trade Agreement (Canada).

The Investment Act was amended with the North American Free Trade Agreement (NAFTA) to provide for special review thresholds for U.S. persons (including “American-controlled “entities” as defined in the Investment Act).  Under the Investment Act, as amended, an investment in our common shares by a U.S. person would be reviewable only if it was an investment to acquire control of us and the value of our assets was equal to or greater than a specified amount, which increases in stages.  Such amount is currently $150 million.

Disposition of Common Shares

If a non-resident of Canada were to dispose of our common shares to a Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and that, and immediately after the disposition is connected with us (i.e. holds shares representing more than 10% of the voting power and more than 10% of the market value of all of our shares issued and outstanding), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sale of common shares by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) has not held a “substantial interest” in us (25% or more of the shares of any class of our stock) at any time in the five years preceding the disposition.  Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common shares is not derived principally from real property situated in Canada.

Dividend

In the case of any dividends paid to non-residents, we withhold the Canadian tax and remit only the net amount to the shareholder.  By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of our voting shares upon ratification of the Protocol amending the treaty.  In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.  Stock dividends received by nonresidents from us are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

Where a holder disposes of common shares to us (unless we acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration we paid by exceeds the paid-up capital of such stock.  The amount of such dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof.  Our common shares will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of our issued shares of any class or series.  In the case of a nonresident holder to whom our shares represent taxable Canadian property and who is resident of the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada.  We believe that the value of our common shares is not derived from real property situated inside Canada.

United States Federal Income Taxation

The following discussion summarizes the material U.S. federal income tax considerations applicable to the purchase, ownership and disposition of our common shares.  Unless otherwise stated, this summary deals only with shareholders that are U.S. Holders (as defined below) who hold their common shares as capital assets.

As used in this section, the term “U.S. Holder” means a beneficial owner of a common share who is:

1.	an individual citizen or resident of the United States or an individual treated as a U.S. citizen or resident for U.S. federal income tax purposes;

2.	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any State or the District of Columbia;

3.	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

4.
any trust if (A)(i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, or (B) such trust validly elects to be treated as a United States person.

The term “Non-U.S. Holder” means a beneficial owner of a common share that is an individual, corporation, estate or trust and is not a U.S. Holder.  The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.  Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder are discussed below.

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S.-Canada Tax Treaty, each as in effect as of the date of this document.  These sources may change, possibly with retroactive effect, and are open to differing interpretations.  This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

•	insurance companies;

•	dealers in stocks, securities or currencies;

•	financial institutions and financial services entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons that receive common shares in connection with the performance of services;

•	tax-exempt organizations;

•	persons that hold common shares as part of a straddle or appreciated financial position or as part of a hedging, conversion or other integrated instrument;

•	persons who acquire their common shares through the exercise or cancellation of employee stock options or otherwise as consideration for their services;

•	individual retirement and other tax-deferred accounts;

•	expatriates of the United States and certain former long-term residents of the United States;

•	persons liable for the alternative minimum tax;

•	persons having a “functional currency” other than the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more, by voting power or value, of our company.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns common shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership.  A partnership that owns common shares and the partners in such partnership should consult their tax own advisors about the U.S. federal income tax consequences of holding and disposing of common shares.

This discussion does not consider the possible application of U.S. federal gift or estate tax or alternative minimum tax.

All investors are urged to consult their own tax advisors as to the particular tax consequences to them of an investment in our common shares, including the effect and applicability of United States federal, state, local and foreign income and other tax laws (including estate and gift tax laws) and tax treaties.

Distributions Paid on the Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in his or her gross income as ordinary dividend income the amount of any distributions paid on the common shares, including the amount of any Canadian taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its common shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those common shares.  Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations.

Dividends that we pay in Canadian dollars, including the amount of any Canadian taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars.  A U.S. Holder who receives payment in Canadian dollars and converts them into U.S. dollars at an exchange rate other than the rate in effect on such day will have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.  U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15%.  Distributions taxable as dividends paid on the common shares should qualify for the 15% rate provided that we are not a passive foreign investment company (as described below) for U.S. tax purposes and that either: (i) we are entitled to benefits under the income tax treaty between the United States and Canada, referred to as the U.S.-Canada Tax Treaty, or (ii) the common shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the U.S.-Canada Tax Treaty and that the common shares currently are readily tradable on an established securities market.  However, no assurance can be given that the common shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the common shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations.  The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of common shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on common shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States, in which case a corporate Non-U.S. Holder may also be subject to the U.S. branch profits tax.

Foreign Tax Credit

Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the common shares generally will be treated as foreign source income for U.S. foreign tax credit limitation purposes.  Subject to certain conditions and limitations, Canadian tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  For this purpose, any dividend that we distribute generally will constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.”  The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors.  Each investor who is a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the common shares would be foreign source income and whether and to what extent that investor would be entitled to a foreign tax credit.

Disposition of Common Shares

Upon the sale or other disposition of common shares, subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the common shares.  U.S. Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

Gain or loss upon the disposition of the common shares will be treated as long-term if, at the time of the sale or disposition, the common shares were held for more than one year.  The deductibility of capital losses by a U.S. Holder is subject to limitations.  In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of common shares will be U.S. source income or loss for U.S. foreign tax credit purposes.  U.S. Holders should consult their own tax advisors concerning the source of income for U.S. foreign tax credit purposes and the effect of the U.S.-Canada Tax Treaty on the source of income.

Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of common shares unless:

1.
that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and, if a tax treaty applies, is attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States; or

2.
in the case of any gain realized by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange, and other conditions are met.

Passive Foreign Investment Company Considerations

Investors should note that our company may be a passive foreign investment company, or PFIC, as defined in Section 1297 of the Code.  For U.S. federal income tax purposes, a foreign company is considered a PFIC for any taxable year in which either (i) 75% or more of its gross income is passive income, or (ii) at least 50% of the average value of all of its assets for the taxable year produce or are held for the production of passive income.  For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.  Any portfolio companies held (directly or indirectly) by our company may also be classified as PFICs.  Based on our current and projected income, assets and activities, we may be classified as a PFIC this year.  However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, we cannot be certain whether or not we will be considered a PFIC for the current taxable year or any future taxable year.

If our company is classified as a PFIC, a U.S. Holder (other than a U.S. Holder who makes a timely QEF election, as discussed below) would be required to allocate to each day in its holding period with respect to the common shares a pro rata portion of any distributions received (or deemed to be received) on the common shares which are treated as “excess distributions,” as defined under the Code.  Generally, an excess distribution is the ratable share of distributions received (or deemed to be received) by a U.S. Holder during the taxable year that is greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years (or such shorter period as the U.S. Holder may have held such shares).  Any amount of the excess distribution treated as allocable to a prior taxable year would be subject to tax at the highest individual or corporate tax rate, as the case may be, applicable for such prior year and an interest charge will be imposed with respect to the resulting tax liability allocated to each such year.  Any dividends received would not qualify for the reduced maximum tax rate.  Similar rules would apply to distributions with respect to the shares in each portfolio company which is classified as a PFIC, which shares would be considered owned by our company’s shareholders pro rata.  In addition, any gain recognized on a disposition or deemed disposition of shares of our company or shares of a portfolio company which is classified as a PFIC, including on liquidation, would be treated in the same manner as an excess distribution.  Any such gain would be treated as ordinary income rather than as capital gain.

Under certain circumstances, shares held by a Non-U.S. Holder may be attributed to a United States person owning an interest, directly or indirectly, in the Non-U.S. Holder.  In this event, dividends and other transactions in respect of the shares (or the shares of direct or indirect subsidiaries of our company that are classified as PFICs) would be attributed to such United States person for purposes of applying the PFIC rules.

If a U.S. Holder makes a timely qualified electing fund, or QEF, election in respect of its common shares, such U.S. Holder will not be subject to the rules described above.  Instead, the U.S. Holder would be required to include in its income for each taxable year its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gain as long term capital gain, whether or not such amounts are actually distributed.  A U.S. Holder generally may elect to defer the payment of this tax until distributions are received or the shares are sold, subject to the imposition of an interest charge on such deferral.  We offer no assurance that we will comply with all accounting, recordkeeping and reporting requirements necessary for U.S. Holders to make QEF elections.

 If the common shares are considered “marketable stock” and if a U.S. Holder elects to “mark-to-market” his common shares, such holder will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the common shares at the close of each tax year over such holder’s adjusted basis in the common shares.  If the fair market value of the common shares had depreciated below the U.S. Holder’s adjusted basis at the close of the tax year, such holder may generally deduct the excess of the adjusted basis of the shares over its fair market value at that time.  However, such deductions will generally be limited to the net mark-to-market gains, if any, that were included in income with respect to such common shares in prior years.  Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of common shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that were included in income with respect to such shares in prior years).  Gain or loss from the disposition of common shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC will be capital gain or loss.  The common shares will be considered “marketable stock” if they are traded on a qualified exchange, other than in de minimis quantities, on at least 15 days during each calendar quarter.  We believe that the TSX is a qualified exchange.  U.S. Holders should consult their own tax advisers to determine whether a mark-to-market election is available and the consequences of making such an election.

A U.S. Holder will be required to either: (i) file an Internal Revenue Service Form 8621 for our company and each of its (direct and indirect) portfolio companies that are PFICs for each taxable year in which it owns (directly or indirectly) shares in such PFICs, or (ii) file an Internal Revenue Service Form 8621 for our company for each taxable year in which it owns common shares and, in an attachment, provide the information required on Form 8621 for each of the PFICs owned directly or indirectly by our company.

Passive Foreign Investment Company Rules Applicable to Tax Exempt Organizations

If the shareholder is an organization exempt from tax under the Code, or a TEO Shareholder, the PFIC rules would apply to the TEO Shareholder only if a dividend from the PFIC would be taxable to the organization under the Code.  Generally, under Section 512(b) of the Code a dividend from a PFIC and any gain from disposition of shares in a PFIC will not be taxable to a TEO Shareholder.  A dividend from a PFIC or any gain from the disposition of shares in a PFIC held by such organization would be taxable to the TEO Shareholder if shares owned by the TEO Shareholder constituted debt-financed property, within the meaning of Section 514(b) of the Code.  Under Section 514(b), “debt-financed property” is defined generally as any property that is held to produce income and with respect to which there is an acquisition indebtedness.  Section 514(c) generally defines “acquisition indebtedness” as indebtedness incurred by an organization in acquiring property or indebtedness which would not be incurred but for the acquisition of the property and which exists at any time during the taxable year or, if any shares are disposed of during the taxable year, at any time during the 12-month period ending on the date of disposition of the shares.  In determining whether a TEO Shareholder has incurred acquisition indebtedness, the indebtedness of our company will not be attributed to the TEO Shareholder.

If a TEO Shareholder owns shares which constitute debt-financed property, it would be subject to United States federal income taxation under the general PFIC rules summarized above.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder which has not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of shares that would otherwise be tax-deferred (e.g. gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a US Holder may vary based on the manner in which shares are transferred.

Certain complex rules will apply with respect to a U.S. Holder if our company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such shares.

Information Reporting and Backup Withholding

Payments in respect of common shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%).  Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.  U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Any U.S. holder who holds 10% or more in vote or value of our common shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

An individual U.S. Holder of common shares will generally be subject to U.S. gift and estate taxes with respect to common shares in the same manner and to the same extent as with respect to other types of personal property.

F.	Dividend and Paying Agents

The Company has not declaraed any dividends on its common shares and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in operations and expansion of the business..

The Company is unaware of any dividend restrictions, has no specific procedure for the setting of the date for the issuance of dividends, has no specific procedures for non-resident holders to claim dividends, but would expect to mail dividend payments in the same manner as resident holders.  The Company has not nominated any financial institution to serve as the potential paying agent for dividends in the United States.

G.	Statement by Experts

The Company’s current auditor is Deloitte & Touche LLP, of 3000, 700 – 2nd Street S. W., Calgary, Alberta, Canada, T2P 0S7 and former auditors are Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, of 1500 – 1140 West Pender Street, Vancouver, BC, Canada V6E 4G1.  Both Auditors are members of the Institute of Chartered Accountants of British Columbia and are registered with the Canadian Public Accountability Board and with the United States Public Company Accounting Oversight Board.  The reports of Dale Matheson Carr-Hilton LaBonte LLP for the fiscal periods ended March 31, 2009, March 31, 2008 and March 31, 2007 are included in this Registration Statement with their consent.

H.	Documents on display

This registration statement and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov).  You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission’s website at http://www.sec.gov, and may obtain copies of our filings from the public reference room by calling 1-800-SEC-0330.  The Exchange Act file number for our Securities and Exchange Commission filings is 000-52768.  Certain of our material documents or filings can also be viewed on SEDAR (the System for Electronic Document Analysis and Retrieval of the Canadian securities regulatory authorities) at www.sedar.com.

I.	Subsidiary information

Not applicable.

Item 11.                      Quantitative and Qualitative Disclosures About Market Risk

See Note 10 to the Financial Statements..

Item 12.                      Description of Securities Other Than Equity Securities

None.

PART II

Item 13.                      Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.                      Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable..

Item 15.                      Controls and Procedures

Not applicable.

Item 15T.                   Controls and Procedures

Not applicable.

Item 16.                      [Reserved]

Item 16A -                  Audit Committee Financial Expert

Not applicable.

Item 16B -                  Code of Ethics

Not applicable.

Item 16C -                  Principal Accounting Fees and Services

Not applicable.

Item 16D -                  Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E -                  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F –                 Change in Registrant’s Certifying Accountant.

Not applicable

Item 16G –                 Corporate Governance.

Not applicable.

PART III

Item 17.                      Financial Statements

The financial statements beginning on page F-1 are filed as part of this registration statement.

Item 18.                      Financial Statements

Not applicable.

Item 19.                      Exhibits

Exhibit	Description
1.1	Articles of Association (1)
4.1	Option Agreement dated February 20, 2007, by and between the Registrant and Nicoya Explorations Ltd. (2)
4.2	Letter Agreement dated March 20, 2008, amending the Option Agreement dated February 20, 2007, by and between the Registrant and Nicoya Explorations Ltd.
4.3	Letter of Intent dated May 1, 2008, by and between the Registrant and British American Natural Gas Corporation
4.4	Letter of Intent dated May 8, 2008, by and between the Registrant and First West Petroleum Inc.
4.5	Agreement of Purchase and Sale – Gilby Area, Alberta (Willsden Green Property)
15.1	Consent of Dale Matheson Carr-Hilton Labonte LLP

(1)	Filed as Exhibit 1 to the Registrant’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on August 15, 2007, and incorporated herein by reference.
(2)	Filed as Exhibit 4 to the Registrant’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on August 15, 2007, and incorporated herein by reference.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

EDGE RESOURCES, INC.

By:	/s/ Christopher R. Cooper
Name:	Christopher R. Cooper
Title:	Director

Dated: October 20, 2009

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)

FINANCIAL STATEMENTS

MARCH 31, 2009

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Edge Resources Inc. (formerly Guildhall Minerals Ltd.)

We have audited the balance sheets of Edge Resources Inc. (formerly Guildhall Minerals Ltd.) as at March 31, 2009 and 2008 and the statements of loss, comprehensive loss and deficit, cash flows and shareholders’ equity for the years ended March 31, 2009, 2008 and 2007.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended March 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
September 30, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated September 30, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
September 30, 2009

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
BALANCE SHEETS
(Expressed In Canadian Dollars)

	March 31,	March 31,
	2009	2008

ASSETS

CURRENT
Cash and cash equivalents	$94,822	$664,333

PROMISSORY NOTE RECEIVABLE (Note 4)	1	-
MINERAL PROPERTIES (Note 3)	-	33,500
DEFERRED ACQUISITION AND FINANCING COSTS (Note 5)	37,164	-

TOTAL ASSETS	$131,987	$697,833

LIABILITIES

CURRENT
Accounts payable (Note 6)	$30,546	$69,734
Loan payable (Note 12)	80,000	-
Due to related party (Note 6)	-	7,516

TOTAL LIABILITIES	110,546	77,250

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)
Authorized: unlimited commons shares without par value Issued: 24,643,012 common shares (2008: 16,643,012)	11,007,218	10,607,218
CONTRIBUTED SURPLUS (Note 7)	60,000	60,000
DEFICIT	(11,045,777)	(10,046,635)

	21,441	620,583

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$131,987	$697,833

Going Concern (Note 1)
Commitments (Note 12)
Subsequent Events (Note 12)

The accompanying notes are an integral part of these financial statements

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed In Canadian Dollars)

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
(Expressed In Canadian Dollars)

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007

INCOME
Interest income	$20,426	$7,714	$-

EXPENSES
Consulting fees (Note 6)	47,250	-	-
Directors Fees (Note 6)	21,500	-	-
Management fees (Note 6)	22,500	30,000	30,000
General and administration (Note 6)	143,926	112,994	73,281
Professional fees (Note 6)	86,562	26,916	93,126
Exploration tax credits received	(2,461)	(11,114)	-
Foreign exchange gain	(96,408)	-	-
Write-off of other assets	-	-	1
Write-down of mineral properties (Note 3)	33,500	1	71,314
Write-off of acquisition and financing costs (Note 5 )	268,279	-	-
Write-down of note receivable (Note 4)	522,350	-	-
Write-down of accounts payable	(27,430)	-	(51,500)
	1,019,568	158,797	216,222

NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	(999,142)	(151,083)	(216,222)

DEFICIT, BEGINNING OF THE YEAR	(10,046,635)	(9,895,552)	(9,679,330)

DEFICIT, END OF THE YEAR	$(11,045,777)	$(10,046,635)	$(9,895,552)

BASIC AND DILUTED LOSS PER SHARE	$(0.05)	$(0.01)	$(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (Note 7)	18,218,342	13,427,325	5,965,761

The accompanying notes are an integral part of these financial statements

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed In Canadian Dollars)

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
STATEMENTS OF CASH FLOWS
(Expressed In Canadian Dollars)

	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the year	$(999,142)	$(151,083)	$(216,222)
Adjust for items not involving cash:
Gain on debt settlement	-	-	(51,500)
Write-down of accounts payable	(27,430)	-	-
Foreign exchange gain on note receivable	(103,031)	-	-
Write-down of mineral properties	33,500	1	71,314
Accrued interest on note receivable	(16,720)	-	-
Write-down of note receivable	522,350	-	-
Write-off of other assets	-	-	1
Non-cash management fees and expenses	-	19,041	46,239
	(590,473)	(132,041)	(150,168)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(11,758)	(3,867)	81,491
Prepaid expenses	-	-	2,400
Due to related party	(7,516)	-	(5,893)
CASH USED IN OPERATING ACTIVITIES	(609,747)	(135,908)	(72,170)

INVESTING ACTIVITIES
Promissory note receivable	(402,600)	-	-
Pre-acquisition and financing costs	(37,164)
Acquisition of mineral property	-	-	(2,500)
Deferred exploration costs	-	-	(11,711)
CASH USED IN INVESTING ACTIVITIES	(439,764)	-	(14,211)

FINANCING ACTIVITIES
Private placement subscriptions cancelled	-	-	(27,500)
Shares issued for cash	400,000	624,030	-
Loan payable	80,000	-	-
Private placement subscriptions received	-	-	210,100
CASH PROVIDED BY FINANCING ACTIVITIES	480,000	624,030	182,600

INCREASE IN CASH AND CASH EQUIVALENTS	(569,511)	488,122	96,219

CASH AND CASH EQUIVALENTS, BEGINNING	664,333	176,211	79,992

CASH AND CASH EQUIVALENTS, ENDING	$94,822	$664,333	$176,211

CASH AND CASH EQUIVALENTS CONSISTS OF:
Cash	$94,822	$117,190	$176,211
Guaranteed Investment Certificates	-	547,143	-
	$94,822	$664,333	$176,211

SUPPLEMENTARY CASH FLOW INFORMATION:  (Note 8)

The accompanying notes are an integral part of these financial statements

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed In Canadian Dollars)

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
STATEMENT OF SHAREHOLDERS’ EQUITY
(Expressed In Canadian Dollars)

	Common Shares	Value	Contributed Surplus	Accumulated Deficit	Total

Balance, March 31, 2006	3,662,412	9,021,948	60,000	(9,679,330)	(597,382)
Shares issued under debt settlement arrangements:
at $0.10 per share	4,489,400	448,940	-	-	448,940
at $0.40 per share	80,000	32,000	-	-	32,000
Non-brokered private placement:
Shares issued for cash at $0.10 per share	1,830,000	183,000	-	-	183,000
Shares issued for cash at $0.10 per share	2,001,000	200,100	-	-	200,100
Shares issued for mineral claims at $0.30 per share	100,000	30,000	-	-	30,000
Net loss	-	-	-	(216,222)	(216,222)
Balance, March 31, 2007	12,162,812	9,915,988	60,000	(9,895,552)	80,436
Shares issued under debt settlement arrangements
at $0.21 per share	320,000	67,200	-	-	67,200
Warrants exercised
Shares issued for cash at $0.15 per share	4,160,200	624,030	-	-	624,030
Net loss	-	-	-	(151,083)	(151,083)
Balance, March 31, 2008	16,643,012	10,607,218	60,000	(10,046,635)	620,583
Shares issued for cash at $0.05 per share	8,000,000	400,000	-		400,000
Net loss				(999,142)	(999,142)
Balance, March 31, 2009	24,643,012	$11,007,218	$60,000	$(11,045,777)	$21,441

The accompanying notes are an integral part of these financial statements

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed In Canadian Dollars)

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 1.             NATURE OF OPERATIONS

Edge Resources Inc. (formerly Guildhall Minerals Ltd.) was incorporated under the Company Act of the Province of British Columbia on September 13, 1968 and was continued under the Business Corporations Act (Alberta) and changed its name to Edge Resources Inc. subsequent to June 30, 2009 (Note 12).  The shares of the Company were reinstated for trading on the NEX board of the TSX Venture Exchange and were graduated to the TSX Venture Tier 2 on May 27, 2009 trading under the symbol “EDE”.

The Company, since mid-2005 had taken steps to become an exploration stage company engaged principally in the acquisition, exploration and development of mineral claims.  Subsequent to March 31, 2009, the Company completed the acquisition of oil and gas interests in Alberta, Canada.  With this transaction, the Company has changed its business to oil and gas exploration, development and production. See Note 12.

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and discharge of liabilities in the normal course of business.  The Company continues to incur losses and at March 31, 2009 had an accumulated deficit of $11,045,777.  The ability of the Company to continue operations as a going concern is dependent upon raising additional working capital, settling its outstanding debts and generating profitable operations.  Should the going concern assumption not continue to be appropriate, further adjustments to carrying values of assets and liabilities may be required.  The global financial collapse of 2008 and the ensuing recession has severely restricted the ability of junior exploration companies to raise equity financing which casts significant doubt on the Company’s ability to continue its exploration activities.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional stock by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, its business and future success may be adversely affected.

NOTE 2.             BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Basis of Presentation
These financial statements have been prepared in accordance with Canadian generally accepted principals (“GAAP”) applicable in Canada and are presented in Canadian dollars. These financial statements also conform in all material respects to United States GAAP except as disclosed in Note 13.

Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to the determination of impairment of mineral property interests and the determination of fair value for stock based transactions.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash on deposit and highly liquid short-term interest bearing guaranteed investment certificates that are readily convertible to known amounts of cash and have original maturities of three months or less.  At March 31, 2009 the Company did not hold any cash equivalents.

Future Income Taxes
Future income taxes are recorded using the asset and liability method whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent the Company does not consider it to be more likely than not that a future tax asset will be recovered; it provides a valuation allowance against the excess.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 2.             BASIS OF PRESENTATION AND ACCOUNTING POLICIES (continued)

Mineral Properties

The Company is in the exploration and development stages and defers all expenditures related to its mineral properties until such time as the property is put into commercial production, sold, abandoned or management has determined it to be impaired.  Under this method, the amounts reported represent costs incurred to date less amounts amortized and/or written off, and do not necessarily represent present or future values.

If the property is put into commercial production, the expenditures will be depleted based upon the proven reserves available.  If the property is sold, abandoned or impaired, then the expenditure will be charged to operations.  The Company does not accrue the estimated future costs of maintaining in good standing its mineral properties.

In the event that reserves are determined, the carrying values of a mineral property interest, on a property-by-property basis, will be reviewed by management at least annually to determine if they have become impaired.  If impairment is deemed to exist, then the mineral property will be written down to its net recoverable value.  The ultimate recoverability of the amounts capitalized is dependent upon the identification of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and to realize profitable production and proceeds from the disposition thereof.

Oil and Gas Properties
The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of, exploration for and development of petroleum and natural gas interests are capitalized.  Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, interest costs, costs of drilling and equipping productive and non-productive wells, and direct exploration consulting fees. Proceeds from the disposal of oil and gas interests are recorded as a reduction of the related expenditures without recognition of a gain or loss unless the disposal would result in a change of 20 percent or more in the depletion rate.

Depletion and depreciation of the capitalized costs will be computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants.  Costs of significant unproved properties, net of impairment, and estimated salvage values are excluded from the depletion and depreciation calculation.

Estimated future removal and site restoration costs are provided over the life of proven reserves on a unit-of-production basis. Costs, which include the cost of production, equipment removal and environmental clean-up, are estimated each period by management based on current regulations, costs, technologies and industry standards.   The charge is included in the provision for depletion and depreciation and the actual restoration expenditures are charged to the accumulated provision accounts as incurred.

The Company evaluates its oil and gas assets on an annual basis using a ceiling test to determine that the costs are recoverable and do not exceed the fair value of the properties.  The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves less unproved properties exceed the carrying value of the oil and gas assets.  If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected form the production of proved and probable reserves less unproved properties.  The cash flows are estimated using the future product prices and costs and are discounted using a risk-free rate.

Foreign Currency Translation
Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date.  Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expenses are translated at average rates of exchange during the period.  Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 2.             BASIS OF PRESENTATION AND ACCOUNTING POLICIES (continued)

Loss per Share
The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on loss per common share is recognized from the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Stock-Based Compensation
The Company recognizes compensation expense for stock options using the fair value based method in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is determined at the date of grant and recorded over the options’ vesting period.  Any consideration paid on amounts attributable to stock options is credited to share capital upon exercise together with amounts previously allocated to contributed surplus arising from the initial value recorded.

Asset Retirement Obligations
The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Impairment of Long-Lived Assets
Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable.  A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of its undiscounted cash flows expected to result from its use and eventual disposition.  The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

Comprehensive Income (Loss)
CICA Handbook Section 1530 establishes standards for reporting and presenting comprehensive income (loss), which is defined as the change in equity from transactions and other events from non owner sources.  Other comprehensive income (loss) refers to items recognized in comprehensive income (loss) that are excluded from net income (loss) calculated in accordance with generally accepted accounting principles.  The Company’s comprehensive income (loss) is equal to its net loss for the year.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 2.             BASIS OF PRESENTATION AND ACCOUNTING POLICIES (continued)

Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 10 to these financial statements.

The Company’s financial instruments consist of cash and cash equivalents, promissory note receivable, accounts payable and accrued liabilities, loan payable and amounts due to related parties.  The fair value of the Company’s arms-length short term financial instruments is estimated by management to approximate their carrying values due to their immediate or short-term maturity.  The fair value of advances due to related parties has not been determined as comparable arms-length interest, security and risk information is not determinable.

On adopting these standards, the Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value.  Promissory note receivable is classified under loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, loan payable and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

Recently Adopted Accounting Policies

Accounting Changes
Effective April 1, 2007, the Company adopted CICA Handbook Section 1506, “Accounting Changes.”.  This new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors.   The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of generally accepted accounting principals (“GAAP”) that has been issued but is not yet effective.  Adoption of these standards did not affect the Company’s financial result.

Capital Disclosures
The new standard, CICA Handbook Section 1535, Capital Disclosures, is effective for annual and interim periods beginning on or after October 1, 2007 and requires disclosure of the Company’s objectives, policies and processes for managing capital; quantitative data about what the Company regards as capital; whether the Company has complies with any capital requirements; and, if the Company has not complied, the consequences of such non-compliance.  The new accounting standard covers disclosure only and has had no effect on the financial results of the Company.  See Note 11.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
In January 2009, the CICA approved Emerging Issues Committee (“EIC”) 173; Credit Risk and the Fair Value of Financial Assets and Liabilities.  This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments.  This guidance is applicable to fiscal periods ending on or after January 12, 2009. Management does not expect that this will have a significant impact on the Company’s financial statements.

General Standards of Financial Statement Presentation
CICA Section 1400 includes requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company has provided the additional disclosure required in Note 1.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 2.             BASIS OF PRESENTATION AND ACCOUNTING POLICIES (continued)

New Accounting Standards Not Yet Adopted

International Financial Reporting Standards
In 2006, Canada’s Accounting Standards Board (“AcSB”) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards (“IFRS”) over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Company’s financial statements has yet to be determined.

During 2009 and 2010, the Company will assess its requirements and first time adoption methodologies, including its internal training and resource needs.  The Company expects that by the second calendar quarter of 2010 management will have assessed conversion and first time adoption implications.  During 2010 additional disclosures and analysis of impacts will be provided leading up to adoption in the first quarter of 2011.

Goodwill and Intangible Assets
As of April 1, 2009, the Company will be required to adopt the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard.  The new standard revises the requirements for the recognition, measurement, presentation and disclosure of intangible assets.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

Business Combination, Non-Controlling Interest, and Consolidation
In January 2009, the CICA issued Handbook Sections 1582, Business Combination (“Section 1582”), 1601, Consolidated Financial Statements. (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS.  Section 1582 is applicable for the Company’s business combinations and acquisition dates on or after January 1, 2011.  Early adoption of this section is permitted.  Section 1601 is applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011.  Early adoption of this section is permitted.  If the Company chooses to adopt any one of these sections, the other sections must also be adopted at the same time.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

NOTE 3.             MINERAL PROPERTIES

As of March 31, 2009, accumulated costs with respect to the Company’s interest in mineral properties owned, leased or under option, consisted of the following:

	Bridge Claims	Stellar Property	Total
	$	$	$
Balance, March 31, 2007	32,500	1	32,501
Acquisition costs – option extension	1,000		1,000
Mineral claims written off	-	(1)	(1)
Balance, March 31, 2008	33,500	-	33,500
Mineral claims written off	(33,500)		(33,500)
Balance, March 31, 2009	-	-	-

Stellar Property, New Westminster Mining Division, British .Columbia

On March 8, 2005, the Company entered into an option agreement, subsequently amended September 6, 2005, November 9, 2005 and June 26, 2006 with a third party to acquire 28 contiguous mineral claims north east of Harrison Lake in the Province of British Columbia.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 3.             MINERAL PROPERTIES (continued)

At March 31, 2007, the Company was in default of the terms of the Option Agreement.  A request was made to the optionor to negotiate revisions to the terms of the Option Agreement.  No response was ever received and on July 17, 2007 the Company gave written notice of termination as provided by the agreement.  During the year ended March 31, 2008, the Company wrote off the property to $nil resulting in an overall loss of $71,315.  Also, the Company recovered British Columbia Mineral Tax credits in the amount of $13,575 during the 2008 and 2009 fiscal years for exploration previously carried out on the property which has been recorded in income as the carrying value has been fully written off.

Bridge Claims, Lillooet Mining Division, British Columbia

On February 20, 2007, as amended on March 20, 2008 for consideration of $1,000, the Company entered into an option agreement with a third party to acquire the Bridge mineral claims located south of Carpenter Lake and west of Gold Bridge in British Columbia.   At March 31, 2009 the Company decided not to pursue further interest in the claims and have allowed the option to lapse.  The Company has written off the property to $nil resulting in a loss of $33,500.

NOTE 4.             PROMISSORY NOTE RECEIVABLE

Pursuant to a loan agreement dated July 16, 2008, the Company loaned $504,520 (US$400,000) by way of a promissory note to British American Natural Gas Corporation.  This loan was in conjunction with a proposed acquisition (refer to Note 5).  The loan, together with interest at a rate of 5% per annum, is due on July 16, 2010.

The amount recorded by the Company including principal and accrued interest to March 31, 2009 is $522,350 (US$414,137).   Management has determined that collectability of these amounts is uncertain and therefore has written down the note receivable and accrued interest to $1.

NOTE 5.             DEFERRED ACQUISITION AND FINANCING COSTS

In May 2008, the Company entered into two Letters of Intents to acquire oil and gas interests in Alberta from First West Petroleum Inc. and in Mozambique from British North American Natural Gas Corporation and to secure required financing.  Acquisition and financing costs related to the transactions incurred during the year were capitalized as deferred acquisition and financing costs until completion of the acquisition process.

Due to the difficult credit market conditions, all parties mutually agreed on December 23, 2008 to terminate all negotiations with respect to the outstanding shares of First West Petroleum Inc. and British American Natural Gas Corporation.  All the deferred costs pertaining to this project were written off to $nil resulting in a loss of $268,279.

On March 19, 2009, the Company entered into an assignment agreement with Quarry Bay Capital LLC and paid an assignment fee of $25,000 for the right to enter into a definitive agreement to acquire certain petroleum and natural gas assets, tangibles and miscellaneous interests in Alberta from Poplar Point Energy, Inc.  In addition, subsequent to March 31, 2009 a finder’s fee of $107,500 was paid to Corporate House Equity Inc., an arm’s-length party.  On April 15, 2009, the Company entered into formal negotiations with Poplar Point Energy, Inc. to acquire those petroleum and natural gas assets, tangibles and miscellaneous interests in Alberta.  Preliminary acquisition related costs of $37,164 incurred as at March 31, 2009 have been capitalized as deferred acquisition costs until completion of the acquisition process.  (See Note 12).

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 6.             RELATED PARTY TRANSACTIONS

During the year ended March 31, 2009 the Company incurred:

a)
$22,500 for management fees to the past President and CEO (2008 - $30,000; 2007 - $30,000).  At March 31, 2009, $nil (2008 - $7,516) is owing to this past President and CEO at that time for fees and expenses incurred on behalf of the Company.  The outstanding amounts are unsecured, non-interest bearing and without specific repayment terms.  During November 2007, 130,000 shares at a price of $0.21 per share were issued in settlement of $27,300 of debt due this past President and CEO.   During December 2006, 2,281,800 shares at a price of $0.10 per share were issued in settlement of $228,180 of debt due this person.

b)
Legal fees and disbursements of $20,854 (2008 - $28,816; 2007 - $60,016) to a law firm of which a former director and officer is a principal.  As at March 31, 2009, $nil (2008 - $7,548) is owing to this firm and is included in accounts payable.  During November 2007 120,000 shares at a price of $0.21 per share were issued in settlement of $25,200 of debt due to the law firm.  During December 2006, 1,381,500 shares at a price of $0.10 per share were issued in settlement of $138,150 of debt due to the law firm.

c)	$21,500 (2008 - $nil; 2007 - $nil) aggregate for director fees to a former director and two current directors;
d)	$45,000 (2008 - $nil; 2007 - $5,000) for consulting fees to a company controlled by a director. As at March 31, 2009, $5,250 (2008 - $nil) is owing to this company and is included in accounts payable;
e)
$39,000 (2008 – $36,000; 2007 - $5,000) for administrative and accounting services to a company controlled by a director and officer.  As at March 31, 2009, $nil (2008 – $3,150) is owing to this company and is included in accounts payable.  During November 2007, 70,000 shares at a price of $0.21 per share were issued in settlement of $14,700 of debt due to this company,

Transactions with related parties are in the normal course of operations and have been recorded at the exchange amount which is the consideration agreed to between the related parties.

NOTE 7.             SHARE CAPITAL

a)  Capital Stock

By special resolution passed on September 1, 2005, the authorized share capital of the Company was changed from 100,000,000 common shares without par value to unlimited common shares without par value.

On November 17, 2006, the Company consolidated its share capital on a one for five basis, reducing outstanding number of common shares to 3,662,412.  All references to the issuance, granting, and exercising of common stock, stock options and warrants and loss per share amounts in these financial statements have been adjusted to reflect the retro-active effect of the five for one share consolidation.

On December 12, 2006, the Company issued 4,489,400 units at a price of $0.10 per unit to settle outstanding debts aggregating $448,940.  Each unit consisted of one common share of the Company and one-half warrant.   One full warrant entitled the holder to subscribe for one additional share at a price of $0.15 until December 12, 2007.  As at December 12, 2007, 2,244,700 warrants were exercised for total proceeds of $336,705.

On December 13, 2006, the Company issued 80,000 common shares pursuant to a debt settlement agreement dated February 5, 2004 to a third party.

The Company completed a 3,831,000 unit non-brokered private placement in two tranches.  On December 19, 2006, 1,830,000 units, at a price of $0.10 per unit, were issued for proceeds of $183,000.  Each unit consisted of one common share of the Company and one-half warrant.  One full warrant entitled the holder to subscribe for one additional common share at a price of $0.15 until December 12, 2007.  On January 10, 2007, 2,001,000 units, at a price of $0.10 per unit, were issued for proceeds of $200,100 under the same terms and conditions.  One full warrant entitled the holder to subscribe for one additional common share at a price of $0.15 until January 10, 2008.  As at December 12, 2007 and January 10, 2008, 915,000 warrants and 1,000,500 warrants were exercised respectively for aggregate proceeds of $287,325.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 7.             SHARE CAPITAL (continued)

The grant date fair value of the warrants granted in connection with above issuances was estimated to be $nil, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

During March 2007, the Company issued 100,000 common shares at a price of $0.30 per share pursuant to the option agreement entered into on February 20, 2007 with a third party to acquire the Bridge mineral claims.

During November 2007, the Company issued 320,000 common shares at a price of $0.21 per share pursuant to debt settlement agreements with its three officers to settle amounts owing to them or their firms in the aggregate of $67,200 for services rendered (See Note 6).

On January 16, 2009, 8,000,000 shares at a price of $0.05 per share were issued by way of a non-brokered private placement for proceeds of $400,000.

b)  Stock Options

On September 1, 2005, the Company adopted a formal stock option plan which provides for the granting of incentive stock options up to a maximum of 10% of the Company’s issued and outstanding common shares.  As at March 31, 2009, no options have been issued under this plan.

c)   Warrants

As at March 31, 2009, the Company had no outstanding share purchase warrants (2008 – nil).  The weighted average remaining life of all outstanding share purchase warrants was nil years (2008 –nil) at March 31, 2009.

A summary of the Company’s warrants as of March 31, 2009, and 2008, and changes during the year are as follows:

	2009		2008
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		$		$
Outstanding, beginning of year	-	-	-	-
Issued	-	-	4,160,200	0.15
Exercised	-	-	(4,160,200)	0.15
Outstanding, end of year	-	-	-	-

NOTE 8.             SUPPLEMENTAL CASH FLOW INFORMATION
	2009	2008	2007
	$	$	$
a) Non-cash financing and investing activities
Financing activities
Shares issued for debt settlement arrangements (Notes 6 and 7)	-	67,200	480,940
Investing Activities:
Shares issued for mineral properties (Note 7)	-	-	30,000
Accrued mineral property option payment	-	1,000	-

b) Other
Cash paid for interest during the year	-	-	-
Cash paid for income taxes during the year	-	-	-

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed In Canadian Dollars)

NOTE 9.             FUTURE INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes.  The components of these differences are as follows:

	2009	2008	2007
	$	$	$
Loss before income taxes	(999,142)	(151,083)	(216,222)
Corporate tax rate	31.0%	34.1%	34.1%

Expected tax expense (recovery)	(309,734)	(50,764)	(73,732)
Increase (decrease) resulting from:
Non-deductible items	310	-	(604)
Expiring losses and other differences	121,740	-	17,562
Impact of tax rate changes	272,064	(3,501)	-
Change in valuation allowance	(84,380)	54,265	56,774
Income tax expense	-	-	-

The significant tax-effected components of the Company’s future income tax assets are as follows:

	2009	2008	2007
	$	$	$
Non-capital losses	555,165	912,462	838,517
Mineral properties	703,789	675,236	927,098
Other reserves	109,020	-	-
Potential future income tax assets	1,367,974	1,587,698	1,765,615
Less: valuation allowance	(1,367,974)	(1,587,968)	(1,765,615)
Net future income tax asset	-	-	-

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed In Canadian Dollars)

At March 31, 2009, the Company has non-capital losses of approximately $2,135,250 which may be applied to reduce taxable income of future years.  The non-capital losses expire as follows:

Year	$
2010	347,677
2014	141,214
2015	88,880
2026	125,055
2027	723,705
2028	160,925
2029	547,794
2,135,250

In addition, there are resource-related expenditures of approximately $2,707,000 (2008: $2,709,000) which may be used to offset future taxable income indefinitely, subject to annual rates prescribed by the Canadian Income Tax Act.

Due to the uncertainty of realization of these loss carry forwards and resource pools, the benefits of all these deductions have not been reflected in the financial statements as the Company has provided a full valuation allowance for the future tax assets resulting from these loss carry forwards and resource pools.

NOTE 10.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Environmental Risk
As at March 31, 2009, the Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations; however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

Financial Instrument Risk
The Company has exposure to the following risks from its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk

Credit risks
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The bank accounts are mainly held with a major Canadian bank. As the Company’s cash is mainly held by one Canadian bank, there is a concentration of credit risk with this bank. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

NOTE 10.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Liquidity risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company ensures that there is sufficient capital in order to meet short-term operating requirements, after taking into account the Company’s holdings of cash and cash equivalents.  The Company’s cash and cash equivalents are invested in business bank accounts and short term interest bearing instruments and are available on demand.

Market risk
The Company is subject to normal risks including fluctuations in the US dollar exchange rates and interest rate.  While the Company manages its operations in order to minimize exposure to these risks, the Company has not entered into any derivatives or contracts to hedge or otherwise mitigate this exposure.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed In Canadian Dollars)

As at March 31, 2009, the Company was not exposed to interest rate risk.

The Company is exposed to currency fluctuations to the US dollar on the note receivable to British American Natural Gas Corporation which was contracted in US dollars.  The Company is also exposed to the impact of the US dollar fluctuation on its monetary assets and liabilities.  The Company does not actively manage this exposure.

NOTE 11.           CAPITAL MANAGEMENT

The Company considers its cash and common shares as capital.  The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk level.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets.  In order to maximize ongoing development efforts, the Company does not pay out dividends.

There were no changes in the Company’s approach to capital management during the year ended March 31, 2009.  The Company is not subject to externally imposed capital requirements.

NOTE 12.           SUBSEQUENT EVENTS

On April 15, 2009, the Company entered in to a purchase and sale agreement with Poplar Point Energy, Inc. to acquire certain petroleum and natural gas assets located in the Willesden Green North property in Alberta.  The total consideration payable by the Company to the vendor is $1,500,000 cash.  In addition, the Company agreed to pay Quarry Bay Capital LLC an assignment fee of $25,000 for the right to enter into a definitive agreement, and a finder’s fee of $107,500 to Corporate House Equity Inc., an arm’s-length party.  The Company’s interest in the oil and gas assets will consist of 50% in two sections and 100% in five sections, all of which contains drilled, cased and completed gas wells.

On May 28, 2009, the TSX Venture Exchange accepted for filing a Filing Statement dated April 30, 2009 which was furnished in connection with a change of business by the Company to become an oil and gas exploration and development company.  The change of business transaction received shareholders’ approval via written consents.

Concurrent with the closing of the above acquisition, the Company completed a private placement of 12,183,000 common shares at $0.25 per share for gross proceeds of $3,045,750.  The Company paid a cash commission to certain finders equal to 7% of the gross proceeds (or $151,602) for the introduction of the subscribers.  In addition, the Company issued to the finders 662,410 warrants to acquire that number of common shares of the Company which is equal to 7% of the number of common shares sold to subscribers of the private placement introduced to the Company.  Each finder’s warrant entitles the finders to purchase one common share of the Company at a price of $0.30 per share for a period of twelve months following the closing of the transaction.  The warrants associated with this placement have an estimated fair value of $92,205.  The Black-Scholes valuation model was used with the following assumptions:
Market price	$0.30
Expected life	1 year
Risk free interest rate	1.04%
Dividend yield	-
Expected volatility	122.92%
Fair value of warrants	$92,205

Pursuant to an escrow agreement dated May 13, 2009, 451,000 common shares held prior to the application for the change of business and reactivation of the Company on the TSX Venture Exchange were deposited with Computershare Trust Company of Canada to be held in escrow.  Under the terms of the agreement 10% of these shares will be released from escrow on the date of issuance of the Final Exchange Bulletin upon completion of the change of business transaction of the Company and with 90% to be released in six equal tranches every six months after that date.  On July 31, 2009, 49,600 shares were released from escrow.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed In Canadian Dollars)

Subsequent to March 31, 2009, the Company drilled and completed four gross shallow gas wells, to earn post-pooled minority interest of approximately 4.5%, 25%, 32% and 95% respectively, in four sections of land on property located in the Willesden Green and nearby areas of Alberta.

On June 1, 2009, the Company entered into three contracts with certain companies, one of which is controlled by the president of the Company, to provide advisory and technical services on an on-going basis.  The aggregate annual compensation of these contracts amounts to $483,000 which is paid at a rate of $40,250 per month.  Each agreement can be terminated by giving termination notice and a minimum of 6 months to a maximum of 12 months termination fee.  The Company also entered into a month-to-month contract with a corporation to provide technical and land management services at a monthly compensation of $11,000.  This agreement can be terminated by giving the firm notice and a minimum of 2 weeks to a maximum of 4 weeks termination fee.

NOTE 12.           SUBSEQUENT EVENTS (continued)

On June 2, 2009, the Company granted options to certain officers, directors, employees or consultants to purchase an aggregate of 2,700,000 commons shares in the capital of the Company at an exercise price of $0.30 per share for a 5 year period.   One-quarter of the options under this option agreement vested immediately; and one-quarter of the options shall vest on each of the sixth month anniversary; the one year anniversary and the eighteen month anniversary from the grant date.  The options were granted with a fair value of $685,910.  The Black-Scholes method of options valuation was used with the following assumptions:

Exercise price	$0.30
Expected life	5 years
Risk free interest rate	2.57%
Expected volatility	124.66%
Dividend yield	-
Fair value of options granted	$685,910

Subsequent to year end, the loan payable of $80,000, which was repayable on demand, unsecured and non-interest bearing, was repaid in full.

On July 8, 2009, the Company under its formal stock option plan granted options to certain officers, directors or consultants to purchase an aggregate of 300,000 shares in the Company at an exercise price of $0.31 per share for a 5 year period.   One-quarter of the options under this option agreement vested immediately; and one-quarter of the options shall be vested on each of the sixth month anniversary; the one year anniversary and the eighteen month anniversary from the grant date.  The options were granted with a fair value of $78,941 using the Black-Scholes method of options valuation with the following assumptions:

Market price	$0.31
Expected life	5 years
Risk free interest rate	2.57%
Expected volatility	125.30%
Dividend yield	-
Fair value of options granted	$78,941

At the Annual General Meeting held on July 20, 2009, the shareholders approved a change of name to Edge Resources Inc.  On July 27, 2009 the change of name received regulatory approval.  The shares of the Company commenced trading as Edge Resources Inc. on July 28, 2009 under the symbol “EDE”.

NOTE 13.           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in certain respects with accounting principles generally accepted in the United States and from practices prescribed by the Securities and Exchange Commission (collectively “US GAAP).  Material differences to these financial statements are as follows:

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed In Canadian Dollars)

a)	Exploration stage enterprise:
Under US accounting standards, the Company is considered to be an enterprise in the exploration stage as substantially all of its efforts have been directed towards the investigation of business opportunities and exploration of resource properties.  Accounting principles for exploration stage enterprises require the specific disclosure of this fact and the presentation of certain cumulative information from the inception of the exploration stage.  However, it does not require any changes in the measurement of assets, liabilities, revenues or expenses from that set out in the financial statements prepared in accordance with Canadian GAAP.

b)	Statement of stockholders’ equity:
US accounting standards require a separate Statement of Stockholders’ Equity disclosing historical transactions from inception of the exploration stage.  For Canadian reporting purposes the Company has not provided historical share transactions prior to March 31, 2007.

NOTE 13.           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

c)	Interest in unproven mineral properties:
Under US GAAP, pursuant to EITF 04-2, the Company classified its mineral rights as tangible assets and accordingly acquisition costs are capitalized as mineral property costs.  US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.  Mineral exploration costs are expensed as incurred until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for all periods presented, the Company has expensed all mineral exploration costs for US GAAP purposes.  In addition, under Canadian GAAP, cash flows relating to resource property costs are reported as investing activities. For US GAAP, these costs are classified as operating activities.

To date the Company has not established any proven or probable reserves on its mineral properties.

d)	Statements of cash flows
For Canadian GAAP, all cash flows relating to mineral property costs are reported as investing activities. For US GAAP, mineral property acquisition costs would be characterized as investing activities and mineral property exploration costs as operating activities.

The Company has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

e)	Summary of financial statement information
The effect of the accounting differences for exploration costs are as follows:

Reconciliation of losses reported to US GAAP:

	2009	2008	2007
	$	$	$
Net loss as reported in accordance with Canadian GAAP	(999,142)	(151,083)	(216,222)
Adjustments to US GAAP	-	-	-
Net loss under US GAAP	(999,142)	(151,083)	(216,222)

Net loss per share under US GAAP	(0.05)	(0.01)	(0.04)

Diluted net earnings (loss) per share reflect the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As of March 31, 2009, the Company had no (2008: nil, 2007: nil) stock options outstanding and no (2008: nil: 2007: 4,160,200) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed In Canadian Dollars)

Reconciliation of total assets, liabilities and shareholders’ equity to US GAAP:

	2009	2008
	$	$
Total assets under Canadian GAAP	131,987	697,833
Adjustment to US GAAP	-	-
Total assets under US GAAP	131,987	697,866

Total liabilities under Canadian GAAP	110,546	77,250
Adjustment to US GAAP	-	-
Total liabilities under US GAAP	110,546	77,250

Total shareholders’ equity under Canadian GAAP	21,441	620,583
Adjusted to US GAAP	-	-
Total shareholders’ equity under US GAAP	21,441	620,583

NOTE 13.           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation of statements of cash flows to US GAAP:

	2009	2008	2007
	$	$	$
Cash used in operating activities under Canadian GAAP	(609,747)	(135,908)	(72,170)
Adjustments to US GAAP
- mineral property costs expensed	-	-	(11,711)
Cash used in operating activities under US GAAP	(609,747)	(135,908)	(83,881)

Cash used in investing activities under Canadian GAAP	(439,794)	-	(14,211)
Adjustments to US GAAP - mineral property costs expensed	-	-	11,711
Cash used in investing activities under US GAAP	(439,764)	-	(2,500)

Cash flow from financing activities under Canadian GAAP	480,000	624,030	182,600
Adjustments to US GAAP	-	-	-
Cash flow from financing activities under US GAAP	480,000	624,030	182,600

g)        Recent accounting pronouncements:

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”.  SFAS No. 163 clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claims liabilities.  This statement also requires expanded disclosures about financial guarantee insurance contracts.  SFAS No. 163 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those years.  SFAS No. 163 is not anticipated to have any effect on the Company’s financial position, statement of operations, or cash flows at this time.

In April 2009, The FASB issued FSP SFAS 157-4 which provides additional guidance for estimating fair value in accordance with SFAS 157, “Fair Value Measurements”, when the volume and level of activity for the asset or liability have significantly decreased.  FSP SFAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly.  FSP SFAS 157-4 requires the disclosure of the inputs and valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.  The adoption of this statement did not have a material impact on the Company’s results of operations and financial position.

In June 2009, the FASB issued FAS No. 165 “Subsequent Events” (“FAS 165”).  FAS 165 requires companies to recognize in the financial statements the effects of subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements.  An entity shall disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued.

EDGE RESOURCES INC.
(Formerly Guildhall Minerals Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed In Canadian Dollars)

Companies are not permitted to recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.  Some non recognized subsequent events must be disclosed to keep the financial statements from being misleading.  For such events a company must disclose the nature of the event, an estimate of its financial effect, or a statement that such an estimate cannot be made.  This Statement applies prospectively for interim or annual financial periods ending after June 15, 2009.  The adoption of FAS 165 is not expected to have a material impact on the Company’s results of operations and financial position.

NOTE 13.           UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (“SFAS 168”).  Upon its adoption, the FASB Accounting Standards Codification (the “Codification”) will become the source of authoritative GAAP recognized by the FASB to be applied to nongovernment entities.  On the effective date of SFAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards.  Following SFAS 168, the FASB will not issue new accounting standards in the form of FASB Statements, FASB Staff Positions, or Emerging Issues Task Force abstracts.  SFAS 168 will also modify the existing hierarchy of GAAP to include only two levels – authoritative and non-authoritative.  SFAS 168 will be effective for financial statements issued for interim and annual periods ending after September 15, 2009, and early adoption is not permitted.  The Company does not believe that the adoption of this standard will have a material impact on its financial position, results of operations or cash flows.